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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                      ------------------------------------
                                   Form 40-F

(Check One)
    [ ]      Registration statement pursuant to Section 12 of the
             Securities Exchange Act of 1934
             or
    [X]      Annual report pursuant to Section 13(a) or 15(d) of the
             Securities Exchange Act of 1934
             For the fiscal year ended December 31, 1999     Commission
             File Number 001-13475

                      ------------------------------------
                     RITCHIE BROS. AUCTIONEERS INCORPORATED
             (Exact Name of Registrant as Specified in Its Charter)

       NOT APPLICABLE                      CANADA                      NOT APPLICABLE
(Translation of Registrant's         (Province or Other               (I.R.S. Employer
    Name Into English (if             Jurisdiction of            Identification Number (if
         Applicable)                  Incorporation or                  Applicable)
                                       Organization)

                                      7389
    (Primary Standard Industrial Classification Code Number (if Applicable)

    9200 BRIDGEPORT ROAD, RICHMOND, BRITISH COLUMBIA V6X 1S1 (604) 273-7564 (Address and Telephone Number of Registrant's Principal Executive Offices)

   LAWCO OF OREGON, INC. 1211 S.W. FIFTH AVENUE, SUITE 1500, PORTLAND, OREGON
                           97204-3715  (503) 727-2000
 (Name, Address (Including Zip Code) and Telephone Number (Including Area Code)
                   of Agent For Service in the United States)

     Securities registered or to be registered pursuant to Section 12(b) of the
Act:

    TITLE OF EACH CLASS                           NAME OF EACH EXCHANGE ON WHICH REGISTERED
    -------------------                           -----------------------------------------
    Common Shares.............................    New York Stock Exchange

     Securities registered or to be registered pursuant to Section 12(g) of the
Act:

                                 NOT APPLICABLE
                                (Title of Class)
     Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

                                 NOT APPLICABLE
                                (Title of Class)
     For annual reports, indicate by check mark the information filed with this
Form:

[X] Annual information form                [X] Audited annual financial statements

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

                           COMMON SHARES: 16,733,264

     Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Act. If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes [ ] 82-                                No [X]

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes [X]                                    No [ ]

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                                   SIGNATURES

     Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

                                          RITCHIE BROS. AUCTIONEERS INCORPORATED

                                          By: /s/ ROBERT S. ARMSTRONG
                                            ------------------------------------
                                            Name: Robert S. Armstrong
                                            Title: Corporate Secretary

Date: March 24, 2000

                                 EXHIBIT INDEX

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
                                                                             SEQUENTIALLY
EXHIBIT NO.                           DESCRIPTION                           NUMBERED PAGES
-----------                           -----------                           --------------
     1.       Annual Information Form of the Registrant dated March 24,
              2000 (which includes Management's Discussion and Analysis of
              Financial Condition and Results of Operations for the year ended December 31, 1999).
     2.       The following audited consolidated financial statements of the Registrant, together with the independent auditors'
              report dated February 18, 2000 of KPMG LLP, Chartered
              Accountants:
              a.   Consolidated Statements of Income for the years ended
                   December 31, 1999, 1998 and 1997, and for the eight
                   months ended December 31, 1997.
              b.   Consolidated Balance Sheets as of December 31, 1999 and
                   1998.
              c.   Consolidated Statements of Shareholders' Equity for the
                   years ended December 31, 1999, and 1998, the eight
                   months ended December 31, 1997.
              d.   Consolidated Statements of Cash Flows for the years
                   ended December 31, 1999, 1998, 1997, and the eight
                   months ended December 31, 1997.
              e.   Notes to Consolidated Financial Statements (which
                   includes reconciliation with United States generally
                   accepted accounting principles).
     3.       Consent dated March 24, 2000 of KPMG LLP, Chartered
              Accountants.

                                 EXHIBIT NO. 1
                     RITCHIE BROS. AUCTIONEERS INCORPORATED

          ANNUAL INFORMATION FORM FOR THE YEAR ENDED DECEMBER 31, 1999

                                 March 24, 2000

                     Ritchie Bros. Auctioneers Incorporated
                              9200 Bridgeport Road
                           Richmond, British Columbia
                                 Canada V6X 1S1
                                 (604) 273-7564
                               www.rbauction.com
                                       1-1
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                               TABLE OF CONTENTS

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
                                                              PAGE
                                                              ----
Definitions.................................................   1-3
The Company.................................................   1-4
  Overview..................................................   1-4
  History and Development of the Business...................   1-5
  Industry..................................................   1-5
  Competitive Advantages....................................   1-7
  Growth Strategies.........................................   1-8
  Operations................................................   1-9
  Marketing and Sales.......................................  1-11
  Competition...............................................  1-12
  Facilities................................................  1-12
  Employees.................................................  1-13
  Governmental and Environmental Regulations................  1-13
  Legal Proceedings.........................................  1-13
Selected Consolidated Financial Information.................  1-14
  Five Year Summary.........................................  1-14
  Segmented Information.....................................  1-15
  Quarterly Summary.........................................  1-16
Dividend Policy.............................................  1-16
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................  1-17
  Overview..................................................  1-17
  Results of Operations.....................................  1-18
  Liquidity and Capital Resources...........................  1-20
  Year 2000 Compliance......................................  1-20
  Forward-Looking Statements................................  1-21
Risk Factors................................................  1-22
Market for Securities.......................................  1-25
Directors and Officers......................................  1-25
Additional Information......................................  1-27

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                                  DEFINITIONS

     Unless the context otherwise requires, "Ritchie Bros." or the "Company" refers to Ritchie Bros. Auctioneers Incorporated and its predecessor entities, either alone or together with its subsidiaries. Unless otherwise specified, references to years are references to calendar years and references to quarters are references to calendar quarters. All dollar amounts are denominated in U.S. Dollars. Effective December 31, 1997, the Company changed its fiscal year end from April 30 to December 31.

     As used in this Annual Information Form,

     - "auction revenues" include commissions earned from consignors through both straight commission and gross guarantee contracts, plus the net profit on the sale of lots purchased and sold by the Company as principal;

     - "bidder" refers to a person or company that registers to bid at an auction;

     - "buyer" refers to a person or company that makes the highest bid on a particular lot and is therefore the purchaser of that lot;

     - "Common Shares" means the common shares, without par value, of the Company;

     - "consignor" refers to a person or company that is selling a lot or lots at an auction;

     - "Forke" refers to Forke, Inc. and its predecessor entities, either alone or together with its subsidiaries;

     - "gross auction sales" represent the aggregate selling prices of all lots sold at an auction or auctions; and

     -  "lot" refers to an item being sold at auction.

                                       1-3
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                                  THE COMPANY

     Ritchie Bros. Auctioneers Incorporated was amalgamated on December 12, 1997 under, and is governed by, the Canada Business Corporation Act. The registered office of the Company is located at 1300 -- 777 Dunsmuir Street, Vancouver, British Columbia, Canada V7Y 1K2. The Company's executive office is located at 9200 Bridgeport Road, Richmond, British Columbia, Canada V6X 1S1 and its telephone number is (604) 273-7564. The Company maintains a website at www.rbauction.com.

     The following diagram illustrates the primary intercorporate relationships of the Company and its principal operating subsidiaries:

                                      LOGO
---------------

Notes:

1. Ritchie Bros. Holdings Ltd. is a corporation continued under the laws of Canada.

2. Ritchie Bros. Holdings Inc. is a corporation amalgamated under the laws of the state of Washington, U.S.A.

3. Ritchie Bros. Auctioneers (Canada) Ltd. is a corporation incorporated under the laws of Canada.

4. Ritchie Bros. Properties Ltd. is a corporation incorporated under the laws of Canada.

5. Ritchie Bros. Auctioneers B.V. is a corporation incorporated under the laws of The Netherlands.

6. Ritchie Bros. Auctioneers Limited is a corporation incorporated under the laws of Cyprus.

7. Ritchie Bros. Auctioneers (America) Inc. is a corporation incorporated under the laws of the state of Washington, U.S.A.

8. Ritchie Bros. Properties Inc. is a corporation incorporated under the laws of the state of Washington, U.S.A.

OVERVIEW

     Ritchie Bros. is the world's leading auctioneer of industrial equipment, operating through more than 70 locations in North and Central America, Europe, Asia, Australia, Africa and the Middle East. The Company sells, through public auctions, a broad range of used industrial equipment, including equipment used in the construction, transportation, mining, forestry, petroleum and agricultural industries.

     Ritchie Bros. conducts its auctions on an unreserved basis. There are no minimum prices and consignors are not permitted to bid on their own equipment or in any way artificially affect selling prices. Every item is sold to the highest bidder on the day of the auction.

     The Company's worldwide marketing efforts and reputation for conducting fair auctions, together with the fact that it does not charge buyers' premiums, enable Ritchie Bros. to attract a broad international base of customers to its auctions, thereby providing a global marketplace that can transcend local market conditions. Management believes that the Company's reputation and leading market position, as well as the breadth and international composition of the customers at Ritchie Bros.' auctions, result in a greater volume of consigned equipment and higher gross auction sales than in other auction venues.

                                       1-4

HISTORY AND DEVELOPMENT OF THE BUSINESS

     Ritchie Bros. held its first major industrial auction in 1963, selling over $600,000 worth of construction equipment in Radium, British Columbia. While the Company's early auction sales were held primarily in Western Canada, Ritchie Bros. expanded eastward through the 1960's.

     By 1970, the Company had established operations in the U.S. and held its first U.S. sale in Beaverton, Oregon. Throughout the 1970's and 1980's, additional auctions were held across Canada and in an increasing number of American states. In 1987, the Company held its first European auctions, in Liverpool and Rotterdam. Ritchie Bros.' first Australian auction was held in 1990. This was followed by expansion into Asia and subsequent sales in countries including, Japan, the Philippines and Singapore. The Company held its first Mexican auction in 1995 and its first Middle Eastern auction, in Dubai, in 1997. The Company also held its first Central American auction, in Panama, in 1999.

     In 1994, Ritchie Bros. introduced its prototype auction facility, opening new permanent auction sites in Fort Worth, Texas and Olympia, Washington that represented significant improvements over the facilities being used at the time by equipment auctioneers. The Company has since constructed similar buildings in various locations in Canada, the U.S., Europe and Australia.

     The Company has always used available technologies to augment its live auctions and enhance customer service. Ritchie Bros. maintains a website at www.rbauction.com and has been active on the Internet since 1996 when it introduced its first website as a marketing tool, allowing the Company to communicate with international customers who otherwise would not have timely access to auction information. The Company's current website provides customers with a wide range of features in multiple languages, giving customers current information about the equipment consigned to Ritchie Bros. auctions. The site also facilitates Internet-based absentee bidding, on-line consignments and the ability to broadcast live auctions.

     In March 1998, Ritchie Bros. completed its initial public offering (the "IPO") of Common Shares, selling 3,335,000 Common Shares at $17.00 per share. The Company allocated the net proceeds of approximately $54.0 million to the acquisition and development of additional permanent auction sites, the replacement or upgrade of certain existing permanent sites and general corporate purposes. Ritchie Bros.' Common Shares trade on the New York Stock Exchange under the ticker symbol "RBA".

     On April 1, 1999, Ritchie Bros. completed the acquisition (the "Forke Acquisition") of the industrial auction business of Forke, a major auctioneer of industrial equipment that operated primarily in the United States. Consideration paid to Forke consisted of $25.0 million in cash, 100,000 Common Shares and warrants to acquire 400,000 Common Shares prior to April 1, 2001 at an exercise price of $26.69 per share.

     In related transactions, Ritchie Bros. acquired land, buildings and other tangible assets, including an office building in Nebraska and certain auction sites, for a combined purchase price of $12.1 million.

     After opening permanent auction sites in Rotterdam, The Netherlands and Brisbane, Australia in 1999, the Company was operating 17 permanent auction sites and eight regional auction units.

INDUSTRY

     Ritchie Bros. operates in the auction segment of the used equipment marketplace. Research analysts estimate that there is approximately $1 trillion of used industrial equipment in existence worldwide, and that approximately $100 billion of this used equipment changes ownership each year. Of this total, only a fraction is currently traded through auctions, with the majority being sold directly or through dealers and brokers. The international used equipment market includes both mobile and stationary equipment and trucks and trailers produced by manufacturers such as Caterpillar, Hitachi, Ingersoll Rand, John Deere, Kenworth, Komatsu, Mack and Volvo for the construction, mining, forestry, petroleum, agriculture and transportation industries, among others. Examples of industrial equipment include crawler tractors, excavators, loader backhoes and wheel loaders. Much of the equipment can be used in multiple industries and in diverse geographic locations.

                                       1-5

     Growing Market for Used Industrial Equipment. The international used industrial equipment market has experienced substantial growth in recent years as a result of the following factors:

     - An increasing, cumulative supply of used equipment, as a result of the substantial ongoing production of new industrial equipment by the major manufacturers.

     - Rising turnover rates among equipment owners and sales of idle or underutilized equipment, resulting from the increase in the size of rental fleets as well as the global trends toward outsourcing and reducing investment in capital assets.

     - Growing demand for used industrial equipment caused by infrastructure expenditures in emerging markets and worldwide economic growth.

     - Increasing preference of equipment users to purchase high quality used equipment instead of purchasing new equipment, particularly in times of economic uncertainty.

     Growth of the Auction Segment of the Used Industrial Equipment Market. The industrial equipment auction market has grown rapidly in recent years, as evidenced by the Company's own gross auction sales. Management believes that auctions represent an increasingly important distribution channel for industrial equipment for the following reasons:

     - The ability of auctioneers to market a wide range of equipment and related assets and therefore offer a comprehensive service to buyers and sellers.

     - The increasing preference of sellers to access the auction marketplace in order to achieve a sale quickly and to maximize proceeds.

     - The ability of auctioneers to deliver high net proceeds on the sale of equipment.

     - The convenience of the auction marketplace to buyers, who often want to purchase many different types of equipment produced by different manufacturers.

     - The increasing acceptance of the auction method of buying and selling all manner of goods, due in part to the recent high profile of internet auction companies.

     Attractiveness of Industrial Equipment Auction Market. In addition to the growth of both the used equipment market and the auction segment of that market, management believes that there are certain compelling characteristics of the industrial equipment auction business model:

     - The industrial equipment auction business is relatively insulated from cyclical economic trends. In many cases, economic fluctuations or downturns can lead to increased levels of used equipment for consignment, and in greater demand for used, rather than new, equipment. For example, Ritchie Bros.' gross auction sales increased during the economic recessions of the 1980's and 1990's.

     - Industrial equipment auctioneers typically are not restricted to selling lines of equipment provided by a particular manufacturer or manufactured for a particular industry, or to holding auctions in particular geographic regions. As a result, auction companies can respond quickly to changing market forces and address a variety of customer demands.

     - The industrial equipment auction business is not capital intensive and auction companies do not bear the risks associated with holding inventory over extended periods.

     - The industrial equipment auction industry is generally fragmented and Ritchie Bros. is the only participant that conducts auctions on a global scale.

     - Used industrial equipment is well-suited to the auction method of buying and selling because items of used equipment cannot be valued on a commodity basis. The unreserved auction method gives buyers and sellers confidence that the equipment has traded for a fair market price.

                                       1-6

COMPETITIVE ADVANTAGES

     Ritchie Bros. has several key strengths that provide distinct competitive advantages. Management believes that these advantages have enabled the Company to attract an increasing number of consignors and bidders to its auctions, thereby achieving significant and profitable growth.

     Reputation for Conducting Only Unreserved Auctions. Management believes that the Company's highly publicized commitment to fair dealing and the unreserved auction process is a key contributor to the Company's growth and success. All Ritchie Bros. auctions are unreserved, meaning that there are no minimum prices; each and every item is sold to the highest bidder on the day of the auction. Each consignor is prohibited by contract from bidding on its own consigned items at the auction or in any way artificially affecting the auction result. In addition, the Company adheres to a policy prohibiting it from artificially affecting the auction result by bidding on any items being auctioned. Each bidder has confidence that if he or she makes the highest bid for an item, even if that bid is less than the item's anticipated sale price, the item will be sold to that bidder. Management believes that Ritchie Bros.' reputation for conducting only unreserved auctions is a major reason why bidders are willing to travel to a Ritchie Bros. auction, making the Company's commitment to the unreserved auction method a significant competitive advantage.

     Ability to Transcend Local Market Conditions. Ritchie Bros. markets each auction to a global customer base of potential bidders. Because bidders are willing to travel between regions and countries in order to attend Ritchie Bros.' auctions, consignors have confidence that they will receive the world market price for their equipment. Due to the Company's ability to attract a global bidding audience, the market conditions of the local region do not necessarily dictate the results of its auctions. On average, buyers from outside the region in which the auction is being held, account for over 50% of the gross auction sales at a Ritchie Bros. auction. Management believes that this breadth of participants generally enables Ritchie Bros. to transcend local market conditions and to sell equipment at world market prices.

     International Scope. Ritchie Bros. has substantial expertise in marketing, assembling and conducting auctions in new international markets. The Company has experience in currency exchange risk management, import and export regulatory issues, local political and economic issues, licensing and other regulatory requirements, and cultural and business traditions in the international markets in which it operates. Ritchie Bros. has conducted auctions in 18 countries and regularly holds auctions in North and Central America, Europe, Asia, Australia and the Middle East.

     Proprietary Databases. Ritchie Bros. maintains sophisticated databases containing information on over one million pieces of equipment sold at auctions around the world, detailed information regarding new equipment prices, and updated listings of stolen equipment. These databases and the Company's centrally-controlled appraisal process gives the Company the confidence to offer consignors gross guarantee and outright purchase contracts and enables the Company to manage the risks associated with such contracts. Together with the Company's unique and comprehensive information regarding the flow of equipment coming to market, these databases give Ritchie Bros. the opportunity to identify market trends and develop marketing initiatives in response to those trends.

     The Company also maintains a proprietary customer information database containing information regarding potential bidders. This database contains detailed information on over 300,000 active customers from over 180 countries, including each customer's auction attendance, trade association memberships, buying and travel habits, and sales tax and banking information. This database allows the Company to identify potential customers that might be interested in the equipment being sold at any particular auction.

     Size and Financial Resources. Ritchie Bros. is the world's leading auctioneer of industrial equipment. In addition to its strong market position, the Company also has the financial resources to offer gross guarantee and outright purchase contracts, invest in new technologies and expand into new markets. Management believes that these are significant competitive advantages.

     Dedicated and Experienced Workforce. Ritchie Bros.' dedicated and motivated employees are an important strength of the Company. The Company has approximately 450 full-time employees. All employees

                                       1-7
participate in a performance bonus plan tying their overall compensation to corporate and personal performance, and none are compensated on a commission basis.

GROWTH STRATEGIES

     Ritchie Bros. intends to continue its growth primarily by moving into new areas in stages, committing to markets and regions that the Company has already explored, developed and in which the Company expects to be profitable. Some of the key elements of Ritchie Bros.' growth strategy are highlighted below.

     Enhance Profitability through the Application of the Company's Growth Model. At the core of Ritchie Bros.' internal growth strategy is a five-stage approach that is typically followed in the development of permanent auction sites. The first stage is to identify the home markets for buyers who travel to Ritchie Bros. auctions. Second, an auction is held at a temporary "off-site" location in that region with the intention of developing a consignor base in the area. Third, a modest local sales office is established and staffed with one or more territory managers. These full-time Ritchie Bros. representatives are tasked with developing the territory, organizing more off-site auctions and sourcing equipment for other regions. Generally, the fourth stage, the development of a regional auction unit, is initiated only if management believes that a minimum of $25.0 million annual gross auction sales is achievable at the proposed site. During this stage, land and facilities are typically leased, additional personnel are deployed and auctions are held every three to six months.

     The decision to move to the final stage, the development of a permanent auction site, is usually based on anticipated annual gross auction sales of at least $40.0 million. At this final stage, Ritchie Bros. purchases land and constructs purpose-built facilities that include an auction theater, administrative offices and other conveniences which are generally not available at off-site and regional facilities. In addition to enhancing the Company's corporate profile in the region and drawing more buyers, permanent sites typically generate higher net income than locations at previous stages of development. At a permanent auction site, territory managers can concentrate on signing up equipment and servicing customers, instead of spending time connecting phone and power lines, arranging for temporary permits and other infrastructure related tasks.

     By establishing itself in its local markets and by holding frequent and regularly scheduled auctions at its permanent sites, the Company is able to enhance its profitability.

     The Company is currently proceeding with several site development projects. In 2000, the Company expects to open new permanent auction sites to replace regional auction units in Perris (near Los Angeles), California; Morris (near Chicago), Illinois; Montreal, Quebec; and Baltimore, Maryland. The Company also plans to build auction facilities at its regional auction units in Singapore and Dubai, United Arab Emirates. Other expansion projects may also be completed during 2000.

     Expand into New Geographic Markets. The Company intends to continue the geographic expansion of its operations by (i) establishing additional auction operations in markets where it has developed a strong long-term presence, such as parts of the United States and Canada; (ii) increasing its presence in newer markets, such as Europe, Asia, Australia, Central America and the Middle East, where it has begun to develop significant business; and (iii) entering new markets such as South America and Africa. Regions outside North America represent the majority of the global marketplace for used industrial equipment and management believes that these markets offer significant growth opportunities for Ritchie Bros. The success of the Company's auctions in diverse countries such as Australia, Germany, Hong Kong, Italy, Japan, Mexico, The Netherlands, The Philippines, Singapore and the United Arab Emirates demonstrates the Company's ability to adapt its operations to, and successfully compete in, new international markets. Management believes that the Company's experience and demonstrated success in developing new geographic markets, its established international base of customers and its reputation as the world's leading industrial equipment auctioneer will provide significant advantages to the Company in its efforts to expand into new territories.

     Expand into New Auction Market Segments. Ritchie Bros. will continue to assess possible opportunities to expand its presence in market segments that the Company has not historically emphasized. In particular, management believes that expansion opportunities exist in the agriculture and transportation segments of the used equipment market. Ritchie Bros. intends to leverage its expertise, infrastructure and reputation to

                                       1-8
generate additional business in these segments. This lateral growth is a natural complement to the Company's traditional focus on construction equipment and will allow Ritchie Bros. to increase revenue from its existing permanent auction sites and regional auction units.

     Utilize New Technologies. Ritchie Bros. is committed to using new technologies to augment its live auctions and to enhance its customer service. Ritchie Bros. maintains a website at www.rbauction.com and has been active on the internet since 1996 when it introduced its first website as a marketing tool, allowing the Company to communicate with international customers who otherwise would not have timely access to information regarding upcoming auctions.

     The Company's current website was introduced in March 1999 and provides customers with a range of features in multiple languages including on-line auction brochures, on-line catalogs and an equipment search engine, giving customers a wide array of current information about the equipment consigned to Ritchie Bros. auctions. This site also offers internet-based absentee bidding, on-line consignments and the ability to broadcast live auctions. Ritchie Bros. has established a track record for implementing newly developed technologies to augment and improve its auction process and the Company plans to take advantage of additional technologies as they become available.

OPERATIONS

     Ritchie Bros. auctions are conducted by employees based at the Company's offices in North and Central America, Europe, Asia, Australia, Africa and the Middle East. In 1999, approximately 80% of the Company's auctions were held at permanent auction sites or regional auction units. The remaining 20% were "off-site" auctions, typically held on leased or consignor-owned land. The decision of whether to hold a particular auction at a Ritchie Bros. site or at an off-site location is driven by the nature, amount and location of the equipment to be sold.

     The Company holds over 100 auctions a year in locations around the world. A Ritchie Bros. auction typically brings together more than 1,000 buyers and sellers from multiple regions. Every Ritchie Bros. auction, regardless of location, is conducted in a consistent manner so that bidders from one country are comfortable attending an auction in another country.

     In 1994, the Company developed a specialized auction site design as a model for its permanent sites. To date, this model has been used to construct sites in Fort Worth, Texas; Olympia, Washington; Atlanta, Georgia; Toronto, Ontario; Brisbane, Australia and Rotterdam, The Netherlands. Similar facilities are scheduled to open in 2000 in Morris (near Chicago), Illinois; Perris (near Los Angeles), California; Montreal, Quebec; and Baltimore, Maryland. The main building on each site is approximately 25,000 square feet including offices, covered theatre style seating for approximately 900 bidders, an auction display area, space for bidder registration, catering and restrooms, and meeting areas for representatives from transportation companies, finance companies and customs brokers.

     Management believes that Ritchie Bros.' auctions generally draw a larger number of bidders than most other industrial equipment auctions. The large bidder audiences, including international bidders, increases the likelihood of world market prices being achieved, thereby maximizing the proceeds on the sale of equipment. Greater volume and selection of consigned equipment at an auction, in turn, attracts more bidders to the auction in a process that is self-reinforcing. The following are some of the key elements of Ritchie Bros.' auction process:

     Attracting the Bidders. The Company's customer information database contains comprehensive and detailed information regarding potential bidders that, in the view of management, significantly enhances the Company's ability to effectively market its auction services. This proprietary database contains information on over 300,000 active customers from over 180 countries including each customer's auction attendance, trade association memberships, buying and travel habits and sales tax and banking information. This database allows the Company to identify which customers might be interested in the equipment being sold at a particular auction. Prior to each auction, an average of 50,000 strategically selected customers receive full-color auction brochures for that particular auction. In conjunction with this direct mail campaign, the Company conducts

                                       1-9
targeted regional and industry-specific advertising and marketing campaigns. In addition, information about all of the consigned equipment is posted on the Ritchie Bros. web site where potential bidders can review the information using customized search engines.

     Management believes that assembling a wide selection of equipment displayed in a central location is a critical element of a successful auction of used equipment. The Company's carefully planned layout of the auction yard enables bidders to evaluate and compare the equipment. Easy access to the equipment, repair records and other relevant information allows bidders to determine the fair value of the equipment and bid with confidence.

     Attracting the Equipment. The Company solicits equipment consignments of any magnitude, ranging from single pieces of equipment consigned by local owner-operators to large equipment fleets offered by multi-national consortiums upon the completion of major construction projects. While the majority of the Company's gross auction sales comes from items that sell for less than $100,000, the Company also sells items with values exceeding $500,000. For consignors, Ritchie Bros.' comprehensive services typically begin with an equipment appraisal that gives the prospective consignor a reliable and credible estimate of the value of the appraised equipment.

     Ritchie Bros.' willingness to take consignment of a customer's full equipment fleet (and all ancillary assets, including inventories, parts, tools, attachments and construction materials), rather than only the most desirable items, is another important service offered by Ritchie Bros. to the consignor.

     Attractive Contract Options. Ritchie Bros. offers consignors several contract options to meet their individual needs. These can include a straight commission contract whereby the seller receives the gross proceeds on the sale minus an agreed commission rate, as well as alternate arrangements including guaranteed proceeds or an outright purchase of the equipment.

     Straight Commission. Under a straight commission consignment, Ritchie Bros. earns a commission based on the auction sale price of the equipment. The commission rate is negotiated on a consignor-by-consignor basis. Straight commission consignments typically represent approximately two-thirds of the Company's gross auction sales.

     Gross Guarantee. Under this type of consignment, Ritchie Bros. guarantees the consignor a minimum level of gross sale proceeds, regardless of the actual results of the auction. When the Company guarantees gross proceeds, it earns a commission on the guaranteed amount and typically participates in a negotiated percentage of any proceeds in excess of the guaranteed amount. If auction proceeds are less than the guaranteed amount, the Company would not earn its full commission or, if sufficiently lower, the Company would incur a loss.

     Outright Purchase. Under the outright purchase method, Ritchie Bros. purchases the equipment from the consignor and then auctions the equipment as principal.

     Ritchie Bros.' commission structure reflects the degree of risk assumed by the Company with respect to the equipment being sold. In general, lower commissions are charged for straight commission sales than for gross guarantee sales. In the case of outright purchases, pricing takes into account the risk of ownership that is assumed by the Company. Management believes that the Company's ability to offer these alternatives is a significant competitive advantage that helps the Company promote the unreserved auction method of buying and selling used equipment and, in particular, the use of Ritchie Bros. auctions.

     Occasionally, the Company advances to consignors a portion of the estimated auction proceeds prior to the auction. The Company generally makes such advances only after taking possession of the equipment and upon receipt of a security interest in the equipment to secure the obligation.

     Value-Added Services. Ritchie Bros. provides a wide array of services to make the auction process convenient for buyers and sellers of equipment:

     - Ritchie Bros. personnel perform extensive title searches on the equipment consigned and the Company warrants free and clear title on each piece of equipment that it sells.

                                      1-10

     - Equipment being offered at the auction is available for inspection by prospective buyers or their representatives prior to the auction and service records are made available for inspection. Where possible, prospective buyers are put in touch with the consignors so that bidders can conduct their own investigations before bidding.

     - Regular customers are invited to become "Express Bidders" and thereby benefit from expedited check-in procedures. Additional privileges are extended to the Company's largest customers.

     - To assist bidders with their prospective purchases, Ritchie Bros. arranges for representatives of finance companies, transportation companies, customs brokerages and other service providers to be present at the auction site.

     - Where relevant, translation services are provided and in some cases, the auctioneer's current "bid" number is displayed on large screens (in multiple currencies, if necessary).

     - A reception is typically held on the evening before the auction to give customers a chance to network among themselves and meet various Company representatives.

     - The Company contracts with selected painters and other trade service providers at each of its auction sites and often provides facilities for on-site cleaning and refurbishment of equipment.

     - Ritchie Bros. handles all marketing, the collection and disbursement of auction proceeds and the coordination of payments to lienholders.

     - The Company arranges for on-site catering, public telephones and other services.

MARKETING AND SALES

     As at December 31, 1999, the Company employed approximately 165 regional, area and territory managers. These representatives are deployed by geographic region around the world. Each territory manager is primarily responsible for the development of customer relationships and solicitation of consignments in the manager's region. Each territory manager is also involved in the appraisal and proposal presentation process. To encourage global teamwork and superior customer service, none of the Company's employees is paid a commission. Territory managers, and all other Ritchie Bros. employees, are compensated by a combination of base salary and performance bonus.

     In support of Ritchie Bros. territory managers, the Company follows a dual marketing strategy, promoting both Ritchie Bros. and the auction industry in general, and marketing specific auctions. The dual strategy is designed to attract both consignors and bidders. These advertising and promotional efforts include the use of trade journals and magazines and attendance at numerous trade shows held around the world. The Company also participates in international, national and local trade associations. The auction specific advertising consists of the production and mailing of full color pictorial auction brochures to a targeted selection from the Company's proprietary database of over 300,000 active customers. Trade journal, newspaper, radio and television advertising augment the effort. In addition, the Company's website is updated daily by the addition of major items committed that day to upcoming auctions, and gives customers access to auction brochures, catalogs and other marketing materials.

     In addition to regional marketing through its territory managers, the Company markets through its national accounts team to large national customers, typically consisting of major equipment owners (such as rental companies), manufacturers or finance companies who have recurring, large scale equipment disposition requirements in various regions and countries and can therefore benefit from Ritchie Bros.' international network of auction sites.

     Building strong name recognition throughout its target markets is an important part of the Company's marketing program. Accordingly, the Company has implemented programs to continually enhance recognition of the Ritchie Bros. corporate name and logo through consistent design elements in its advertising, signage, facilities and employee uniforms.

                                      1-11

COMPETITION

     Both the international used equipment market and the auction segment of that market are highly fragmented. The Company competes for potential consignors with other auction companies and with equipment dealers (both franchised and independent) and brokers. When competing for potential purchasers of equipment, the Company competes against other auction companies, equipment manufacturers, distributors and dealers that sell new or used equipment, and equipment rental companies.

     The Company believes that the principal competitive factors in the industrial equipment market are reputation, customer service, commission pricing and structure, and the ability to deliver the highest net return to the equipment seller.

     While Ritchie Bros. is significantly larger than its largest auction competitor, some of the other distributors and marketers of equipment that compete against the Company have significantly greater financial and marketing resources and name recognition than the Company.

FACILITIES

     Ritchie Bros.' head office is located in Vancouver, Canada. The Company also owns an office building in Lincoln, Nebraska which was acquired in connection with the Forke Acquisition and which now serves as the Company's main administrative office for U.S. operations.

     With respect to auction sites, the Company attempts to establish sites in industrial areas close to major cities. Although the Company leases some temporary auction sites, the Company prefers to purchase land and construct purpose-built facilities once it has determined that a region can generate sufficient gross auction sales. The following table lists Ritchie Bros.' permanent sites and sites under development as at December 31, 1999:

                                          YEAR PLACED IN SERVICE    SIZE
LOCATION                                     BY RITCHIE BROS.      (ACRES)   STATUS
--------                                  ----------------------   -------   ------
United States
  Albuquerque, New Mexico...............           1999              16
  Atlanta, Georgia......................           1996              40
  Denver, Colorado......................           1985              39
  Fort Worth, Texas.....................           1994              60
  Houston, Texas........................           1993              25
  Minneapolis, Minnesota................           1991              29
  Morris, Illinois......................                             60      Scheduled to open in 2000
  Ocala, Florida........................           1999              64
  Olympia, Washington...................           1994              26
  Perris, California....................                             66      Scheduled to open in 2000
  Phoenix, Arizona......................           1987               9
  Statesville, North Carolina...........           1999              40
  Baltimore, Maryland...................                             55      Scheduled to open in 2000
Canada
  Edmonton, Alberta.....................           1976              25
  Halifax, Nova Scotia..................           1997              26
  Prince George, British Columbia.......           1980              32
  Toronto, Ontario......................           1998              65
  Vancouver, British Columbia...........           1979               8
  Montreal, Quebec......................                             60      Scheduled to open in 2000
Other
  Brisbane, Australia...................           1999              42
  Rotterdam, The Netherlands............           1999              53

                                      1-12

     Certain of these properties are subject to encumbrances granted as security for term loans of the Company.

     The Company also owns property in addition to the acreage noted on certain of the above auction sites, which may be available for future expansion or sale. The Company has recently acquired land in Prince George, British Columbia and Edmonton, Alberta and intends to develop replacement permanent auction sites on these locations.

     In addition to these 21 locations, the Company operates regional auction units, which have been conducting recurring auctions, typically on leased premises, located in Toluca, Mexico; Stockton, California; Singapore; and Dubai, United Arab Emirates.

EMPLOYEES

     The Company had approximately 450 full-time employees at December 31, 1999. The Company also employs up to 1,000 part-time employees each year. The Company expects to increase its customer service and auction yard employees as it expands its operations. The Company is not subject to any collective bargaining agreements and believes that its relationships with its employees are good.

GOVERNMENTAL AND ENVIRONMENTAL REGULATIONS

     In the countries in which it operates, the Company is subject to a variety of federal, provincial, state and local laws, rules and regulations relating to, among other things, the auction business, imports and exports of equipment, worker safety and the use, storage, discharge and disposal of environmentally sensitive materials. In addition, the Company is subject to various local zoning requirements with regard to the location of its auction sites, which vary from location to location.

     Under certain of the laws regulating the use, storage, discharge and disposal of environmentally sensitive materials, an owner or lessee of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances located on or in, or emanating from, such property, as well as related costs of investigation and property damage. Such laws often impose liability without regard to whether the owner or lessee knew of, or was responsible for, the presence of such hazardous or toxic substances. In connection with its site acquisitions, the Company obtains Phase I environmental assessment reports prepared by independent environmental consultants. A Phase I assessment consists of a site visit, historical record review, interviews and reports, with the purpose of identifying potential environmental conditions associated with the subject property. There can be no assurance, however, that acquired or leased sites have been operated in compliance with environmental laws and regulations or that future uses or conditions will not result in the imposition of environmental liability upon the Company or expose the Company to third-party actions such as tort suits.

     The Company believes that it is in compliance in all material respects with all laws, rules, regulations and requirements that affect its business, and that compliance with such laws, rules, regulations and requirements does not impose a material impediment on the Company's ability to conduct its business.

LEGAL PROCEEDINGS

     From time to time the Company has been, and expects to continue to be, subject to legal proceedings and claims in the ordinary course of its business. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. The Company is not aware of any legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on the Company or on its financial condition or results of operation.

                                      1-13

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

     The selected consolidated financial information presented below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" (included elsewhere in this Annual Information Form) and the Company's audited financial statements for the year ended December 31, 1999. Effective December 31, 1997, the Company changed its fiscal year end from April 30 to December 31. All dollar amounts in the table are in thousands, except per share data.

FIVE YEAR SUMMARY

                                                                              EIGHT
                                                                              MONTHS
                                                                              ENDED
                                         YEAR ENDED DECEMBER 31,           DECEMBER 31,         FISCAL YEAR ENDED APRIL 30,
                                 ---------------------------------------   ------------   ---------------------------------------
                                    1999          1998          1997           1997          1997          1996          1995
                                 -----------   -----------   -----------   ------------   -----------   -----------   -----------
                                                             (UNAUDITED)                                                  (1)
                                                                 (1)           (1)            (1)           (1)
INCOME STATEMENT DATA:
Auction revenues...............  $   104,624   $    94,899   $   85,009    $    60,034    $    72,186   $    65,306   $    51,326
Direct expenses................      (17,469)      (16,010)     (17,351)       (13,041)       (13,908)      (13,138)      (12,979)
                                 -----------   -----------   -----------   -----------    -----------   -----------   -----------
                                      87,155        78,889       67,658         46,993         58,278        52,168        38,347
Depreciation...................       (5,581)       (2,752)      (2,548)        (1,540)        (2,014)       (1,820)       (1,708)
General & administrative
 expense.......................      (47,346)      (39,315)     (37,724)       (27,414)       (31,099)      (26,848)      (24,628)
Employee equity participation
 expense(2)....................           --            --      (10,346)       (10,346)            --            --            --
                                 -----------   -----------   -----------   -----------    -----------   -----------   -----------
Income from operations.........       34,228        36,822       17,040          7,693         25,165        23,500        12,011
Interest expense...............       (1,705)       (1,569)      (2,034)        (1,380)        (1,081)       (1,104)       (1,274)
Other income...................        1,209         3,251          754            576            917         1,179           677
                                 -----------   -----------   -----------   -----------    -----------   -----------   -----------
Income before income taxes.....       33,732        38,504       15,760          6,889         25,001        23,575        11,414
Income taxes...................      (11,452)      (13,670)      (7,438)        (4,491)        (5,992)       (4,428)       (2,975)
                                 -----------   -----------   -----------   -----------    -----------   -----------   -----------
Net income.....................  $    22,280   $    24,834   $    8,322    $     2,398    $    19,009   $    19,147   $     8,439
                                 ===========   ===========   ===========   ===========    ===========   ===========   ===========
Net income per share --
 basic.........................         1.34          1.56         0.65           0.19           1.49          1.51          0.66
Net income per share --
 diluted.......................         1.31          1.54         0.64           0.18           1.49          1.51          0.66
US GAAP -- Net income(3).......  $    22,280   $    24,814   $    6,969    $     1,045    $    19,009   $    19,147   $     8,439
                                 ===========   ===========   ===========   ===========    ===========   ===========   ===========
US GAAP -- Net income per share
 -- basic......................         1.34          1.56         0.54           0.08           1.49          1.51          0.66
US GAAP -- Net income per share
 -- diluted....................         1.32          1.54         0.54           0.08           1.49          1.51          0.66
Weighted average number of
 shares outstanding(4)
 -- Basic......................   16,686,595    15,918,214   12,877,777     12,958,753     12,715,667    12,715,667    12,715,667
 -- Diluted....................   17,191,783    16,116,242   12,933,701     13,042,069     12,715,667    12,715,667    12,715,667
BALANCE SHEET DATA (END OF
 PERIOD):
Working capital (including
 cash).........................  $    25,980   $    49,149   $    3,322    $     3,322    $    39,707   $    33,132   $    21,822
Total assets...................      216,146       152,593       70,460         70,460        142,858       150,969        98,621
Long term debt.................       35,728         8,768        4,623          4,623          5,755         6,547         6,985
Total shareholders' equity.....      134,395       104,172       25,706         25,706         59,325        48,801        37,718
SELECTED OPERATING DATA:
Gross auction sales(5).........  $ 1,170,529   $ 1,087,800   $  946,415    $   681,425    $   792,865   $   752,735   $   634,058
Auction revenues as percentage
 of gross auction sales........         8.94%         8.72%        8.98%          8.81%          9.10%         8.68%         8.09%
Number of consignors...........       16,185        14,432       13,636          9,985         12,088        10,744        10,460
Number of buyers...............       38,958        34,613       33,340         23,917         30,630        27,837        27,401
Number of permanent auction
 sites (end of period).........           17            13           13             13             13            12            11

Notes:
---------------

(1) For all pre-1998 periods presented, the majority of the Company's business operations was conducted by predecessor entities that were partnerships. Consequently, many financial statement items for or in these prior periods are not comparable with post-1997 results. In particular, the pre-1998 balances of the following line items are not meaningful for comparative purposes: general and administrative expense, income from operations, income before income taxes, income taxes, net income and net income per share.

(2) Non-recurring employee equity participation expense for the periods ended December 31, 1997 reflects grants to employees of options to purchase 196,333 Common Shares with an exercise price of $0.10 per

                                      1-14
     share, and issuances to other employees of 497,999 Common Shares at the price of $0.10 per share. These option grants and Common Share issuances were made prior to the IPO.

(3) Net income under US GAAP for the periods ended December 31, 1997 reflects restructuring expenses and taxes of $1.4 million incurred in connection with a corporate reorganization (these expenses are reflected under Canadian GAAP as reductions to shareholders' equity in the Company's consolidated financial statements).

(4) Weighted average number of shares outstanding for all periods has been calculated after giving retroactive effect to the 12,715,667 Common Shares issued in connection with a corporate reorganization that was completed in 1997 as if those Common Shares had been issued at the beginning of the earliest period presented. Diluted weighted average shares outstanding has been determined in accordance with US GAAP.

(5) Gross auction sales represent the aggregate selling prices of all items sold at Ritchie Bros.' auctions. Gross auction sales are key to understanding the financial results of the Company, since the amount of revenues and, to a lesser extent, certain expenses, are dependent upon them.

SEGMENTED INFORMATION

     The Company's principal business activity is the sale of consignment and self-owned equipment at auctions. This business represents a single operating segment. In 1999, auction revenues derived from auction sales in the United States represented 61.9% of the Company's total auction revenues.

     Summarized information on the Company's activities generated by geographic segment are as follows:

                                                     UNITED STATES   CANADA     OTHER    COMBINED
                                                     -------------   -------   -------   --------
                                                            (DOLLAR AMOUNTS IN THOUSANDS)
Year ended December 31, 1999
  Auction revenues................................      $64,766      $17,110   $22,748   $104,624
  Capital assets and goodwill.....................       94,662       17,463    30,101    142,226
Year ended December 31, 1998
  Auction revenues................................      $49,747      $16,105   $29,047   $ 94,899
  Capital assets..................................       31,529        9,203    20,592     61,324
Year ended December 31, 1997 (Unaudited)
  Auction revenues................................       44,615       16,095    24,299     85,009
  Capital assets..................................       19,604        6,373     1,030     27,007
Eight months ended December 31, 1997
  Auction revenues................................       32,254       13,664    14,116     60,034
  Capital assets..................................       19,604        6,373     1,030     27,007

                                      1-15

QUARTERLY SUMMARY (UNAUDITED)
(dollar amounts in thousands, except per share data)

                                                                                  NET INCOME PER SHARE
                                          GROSS AUCTION   AUCTION       NET       ---------------------
PERIOD                                        SALES       REVENUE      INCOME     BASIC     DILUTED(1)
------                                    -------------   --------   ----------   ------   ------------
1999
  1(st) quarter........................    $  201,764     $ 18,013    $ 1,632     $0.10       $0.10
  2(nd) quarter........................       387,288       35,589     10,471      0.63        0.62
  3(rd) quarter........................       219,024       20,699      2,146      0.13        0.13
  4(th) quarter........................       362,453       30,323      8,031      0.48        0.47
                                           ----------     --------    -------     -----       -----
                                           $1,170,529     $104,624    $22,280     $1.34       $1.32
                                           ==========     ========    =======     =====       =====
1998
  1(st) quarter........................    $  227,637     $ 21,229    $ 3,377     $0.24       $0.24
  2(nd) quarter........................       339,219       29,188      8,492      0.51        0.51
  3(rd) quarter(2).....................       183,633       13,869      2,004      0.12        0.12
  4(th) quarter........................       337,311       30,613     10,961      0.66        0.65
                                           ----------     --------    -------     -----       -----
                                           $1,087,800     $ 94,899    $24,834     $1.56(3)    $1.54(3)
                                           ==========     ========    =======     =====       =====

---------------

(1) Diluted net income per share has been calculated in accordance with US GAAP.

(2) Net income for the third quarter of 1998 includes non-recurring income of $1.2 million, or $0.07 per share.

(3) Net income per share on a full year basis does not equal the sum of the quarterly amounts because the number of Common Shares outstanding changed significantly in March 1998 when the Company completed its IPO.

                                DIVIDEND POLICY

     The declaration and payment of dividends on the Common Shares will be subject to the discretion of the Board of Directors and the retention of sufficient cash to fund the Company's growth initiatives. Because Ritchie Bros. is a holding company with no material assets other than the shares of its subsidiaries, its ability to pay dividends on the Common Shares is dependent on the income and cash flow of its subsidiaries. No financing agreements to which the subsidiaries of Ritchie Bros. are party currently restrict those subsidiaries from paying dividends to Ritchie Bros. The Company has not declared or paid any dividends on the Common Shares since its IPO.

                                      1-16

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

OVERVIEW

     The following discussion summarizes the significant factors affecting the consolidated operating results and financial condition of Ritchie Bros. Auctioneers Incorporated ("Ritchie Bros." or the "Company") for the year ended December 31, 1999 compared to the year ended December 31, 1998. This discussion should be read in conjunction with the consolidated financial statements and notes thereto included herein. The Company prepares its consolidated financial statements in accordance with generally accepted accounting principles in Canada which, except as set out in note 9 to the consolidated financial statements, result in materially consistent financial position and results of operations to that which would be reported under generally accepted accounting principles in the United States. Amounts discussed below are based on consolidated financial statements prepared in accordance with Canadian accounting principles.

     Ritchie Bros. is the world's leading auctioneer of industrial equipment. At December 31, 1999, the Company operated from over 70 locations in North and Central America, Europe, Asia, Australia, Africa and the Middle East. The Company sells, through unreserved public auctions, a broad range of used equipment, including equipment utilized in the construction, transportation, mining, forestry, petroleum and agricultural industries.

     Gross auction sales represent the aggregate selling prices of all items sold at Ritchie Bros. auctions during the periods indicated. Gross auction sales are key to understanding the financial results of the Company, since the amount of auction revenues and to a lesser extent, certain expenses, are dependent on it. Auction revenues include commissions earned as agent for consignors through both straight commission and gross guarantee contracts, plus the net profit on the sale of equipment purchased and sold by the Company as principal. Under a gross guarantee contract, the consignor is guaranteed a minimum amount of proceeds on the sale of its equipment. When the Company guarantees gross proceeds, it earns a commission on the guaranteed amount and typically participates in a negotiated percentage of proceeds, if any, in excess of the guaranteed amount. If auction proceeds are less than the guaranteed amount, the Company's commission would be reduced, or, if sufficiently lower, the Company would incur a loss. Auction revenues are reduced by the amount of any losses on gross guarantee consignments and sales by the Company as principal. Auction revenues also include interest income earned that is incidental to the auction business.

     The Company's gross auction sales and auction revenues are affected by the seasonal nature of the auction business. Gross auction sales and auction revenues tend to increase during the second and fourth calendar quarters during which the Company generally conducts more auctions than in the first and third calendar quarters. The Company's gross auction sales and auction revenues are also affected on a period-to-period basis by the timing of major auctions. In newer markets where the Company is developing operations, the number and size of auctions and, as a result, the level of gross auction sales and auction revenues, is likely to vary more dramatically from period-to-period than in the Company's established markets where the number, size and frequency of the Company's auctions are more consistent. Finally, economies of scale are achieved as the Company's operations in a region mature from conducting intermittent auctions, establishing a regional auction unit, and ultimately to developing a permanent auction site. Economies of scale are also achieved when the size of the Company's auctions increases.

     The Company is aware of potential restrictions that may affect the ability of equipment owners to transport certain equipment between some jurisdictions. Management believes that these potential restrictions have not had a significant impact on the Company's business, financial condition or results of operations to date. However, the extent of any future impact on the Company's business, financial condition or results of operations from these potential restrictions cannot be predicted at this time.

     Although the Company cannot accurately anticipate the future effect of inflation, inflation historically has not had a material effect on the Company's operations.

     On April 1, 1999, Ritchie Bros. acquired the auction business of Forke, Inc. ("Forke"), a major auctioneer of industrial equipment headquartered in Lincoln, Nebraska. Whereas Ritchie Bros. operates
                                      1-17
throughout North and Central America, Europe, Asia, Australia, Africa, and the Middle East, Forke operated primarily in the United States. Forke had been conducting industrial auctions since 1921 and pioneered the industrial auction business in the United States. The Company did not acquire Forke's equipment finance business. To acquire Forke's auction business, the Company paid cash of $25 million, issued 100,000 common shares of the Company, and granted warrants to acquire 400,000 common shares of the Company at an exercise price of $26.69 per share. The Company recorded goodwill of $33.0 million on the acquisition, consisting of the cash paid plus $7.4 million recorded for the fair value of the shares and warrants issued and $0.6 million of capitalized acquisition expenses. In related transactions, in the second quarter of 1999, the Company acquired an office building in Nebraska for $1.3 million and in the third quarter of 1999, the Company acquired permanent auction sites in North Carolina, New Mexico, and Florida, and land and buildings in Texas for combined consideration of $10.8 million. Operating expenses related to the acquisition commenced in the second quarter of 1999; however, incremental revenues did not commence until the third quarter of 1999.

     During 1999 the Company held auctions for the first time in Singapore and Panama and opened sales offices in those countries as well as in Hong Kong, South Africa, Austria, Italy and several cities in North America. In addition, new permanent auction sites were opened in the Port of Moerdijk, The Netherlands and on the Gold Coast of Australia, near Brisbane. As well, an upgraded permanent auction site was opened in Truro, Nova Scotia. Also during 1999, the Company purchased 60 acres of land in Montreal, Quebec and 192 acres (with plans to develop approximately 55 acres) in Baltimore, Maryland. The Company intends to construct permanent auction sites in each of these locations in 2000, which will replace existing regional auction units, once the new auction facilities have been constructed. During the year, the Company also purchased 152 acres (with plans to develop approximately 60 acres) in Prince George, British Columbia, and intends to construct a permanent auction site on this property in 2000, replacing the Company's existing Prince George facility which is located on a 32 acre site.

     Also during 1999 the Company entered into lease agreements in Singapore and Dubai, U.A.E. The Singapore lease includes up to 15 acres of land. The Dubai lease includes up to 26 acres of land and will enable the Company to replace its existing Dubai location with an expanded regional auction unit. Construction of modest purpose-built auction facilities in both Singapore and Dubai is expected to be completed in 2000.

     Finally, in 1999, the Company improved the functionality of its Internet site to better service its customers, and plans to further improve the site during 2000 and beyond. The Company plans to introduce initiatives that include live Internet broadcasts of some of its auctions, amongst other features.

RESULTS OF OPERATIONS

Auction Revenues

     Auction revenues of $104.6 million for the year ended December 31, 1999 increased by $9.7 million, or 10.2%, from 1998 due to higher average auction revenue rates and increased gross auction sales. Gross auction sales of $1.17 billion for the year ended December 31, 1999 increased $82.7 million, or 7.6%, over the prior year, primarily as a result of increased gross auction sales in the United States, partially offset by decreased gross auction sales in Europe. Results for 1999 included significant auctions in Fort Worth, Texas; Houston, Texas; Las Vegas, Nevada; Dubai, the United Arab Emirates; and in the Port of Moerdijk, the Netherlands. In addition, the Company held auctions for the first time in Singapore and Panama. Auction revenues as a percentage of gross auction sales have averaged approximately 8.80% on a long-term basis. In the year ended December 31, 1999, the auction revenue rate of 8.94% was higher than the long-term average and higher than the 8.72% rate experienced in the year ended December 31, 1998. The Company's expectations with respect to the long-term average auction revenue rate remain unchanged.

Direct Expenses

     Direct expenses are expenses that are incurred as a direct result of an auction sale being held. Direct expenses include the costs of hiring personnel to assist in conducting the auction, lease expenses for temporary auction sites, travel costs for full time employees to attend and work at the auction site, security hired to
                                      1-18
safeguard equipment while at the auction site and advertising specifically related to the auction. Direct expenses of $17.5 million for the year ended December 31, 1999 increased by $1.5 million compared to 1998 due to increased auction activity generated by the Company in 1999. As a percentage of gross auction sales, direct expenses were 1.49% for the year ended December 31, 1999, roughly consistent with the 1.47% ratio experienced in the prior year. Direct expenses as a percentage of gross auction sales are expected to fluctuate slightly based on the size and location of auctions held each period. Management expects that, on average, direct expenses as a percentage of gross auction sales should remain fairly close to the 1.5% level in 2000.

Depreciation and Amortization Expense

     Depreciation is calculated on capital assets employed in the Company's business, including building and site improvements, automobiles, yard equipment, and computers. Amortization results from expensing, over 20 years, the $33.0 million of goodwill recorded as a result of the acquisition of the auction business of Forke in April 1999. In the year ended December 31, 1999, depreciation and amortization expense was $5.6 million, compared to $2.8 million in 1998. This increase is the result of the depreciation of new auction facilities constructed over the past year and goodwill amortization charges of $1.2 million for the period from April 1, 1999 to December 31, 1999. Management anticipates that depreciation expense will increase as existing auction sites are improved and additional permanent auction sites are acquired and developed.

General and Administrative Expense

     General and administrative expense ("G&A") includes employee expenses such as salaries, wages, performance bonuses and benefits, non-auction related travel, institutional advertising, insurance, general office, and computer expenses. For the year ended December 31, 1999, the Company incurred G&A of $47.3 million, as compared to $39.3 million in 1998. This increase in expenditures is attributable to an increase in employee numbers and infrastructure to support the growth initiatives of the Company. Included in these expenditures are costs related to the operation of new permanent auction sites and an administrative office in the United States as part of the acquisition of the auction business of Forke. In addition, during the first quarter of 1999 the Company incurred a special compensation expense of approximately $1.3 million related to a share issuance to an employee. Future levels of G&A will be affected by infrastructure and workforce expansion necessary to support the Company's growth plans and other factors.

Income from Operations

     Income from operations was $34.2 million for the year ended December 31, 1999 compared to $36.8 million in 1998. This decrease is the result of higher G&A and depreciation and amortization expenses in 1999, partially offset by increased gross auction sales and higher auction revenue rates in 1999 compared to 1998.

Interest Expense

     Interest expense includes interest and bank charges paid on term bank debt. Interest expense for the year ended December 31, 1999 was $1.7 million, compared to $1.6 million incurred in 1998. The increase resulted primarily from debt incurred by the Company in connection with the acquisition of the auction business and certain assets of Forke in 1999. This increase was partially offset by the capitalization of $0.9 million (1998 -- nil) of interest related to properties under development during the year. Management anticipates that interest expense will increase further as debt is incurred to finance the development of additional permanent auction sites. See "-- Overview" and "Liquidity and Capital Resources".

Other Income

     Other income arises from equipment appraisals performed by the Company, and other miscellaneous sources. Other income for the year ended December 31, 1999 was $1.2 million compared to $3.3 million for 1998. This decrease is attributable primarily to a non-recurring $1.8 million gain in the 1998 period that arose from the sale of property.

                                      1-19

Income Taxes

     Income taxes of $11.5 million for the year ended December 31, 1999 have been computed based on rates of tax that apply in each of the tax jurisdictions in which the Company operates. The effective tax rate of 33.9% on net income for the year ended December 31, 1999 is lower than the 35.5% rate the Company experienced in 1998 primarily due to initiatives undertaken by the Company.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's cash can fluctuate significantly from period to period, largely due to differences in timing of receipt of gross sale proceeds from buyers and the payment of net amounts due to consignors. If auctions are conducted near a period end, the Company may hold cash in respect of those auctions that will not be paid to consignors until after the period end. Accordingly, management believes a more meaningful measure of the Company's liquidity is working capital, including cash.

     At December 31, 1999, working capital including cash was $26.0 million, compared to $49.1 million at December 31, 1998. This decrease of $23.1 million during the year was due in part to the allocation of working capital to fund a portion of the Company's capital expenditure program. In addition, the Company's current portion of bank debt increased from $0.8 million at December 31, 1998 to $5.4 million at December 31, 1999 reflecting debt incurred to partially finance the acquisition of the Forke auction business and the acquisition and development of certain permanent auction sites.

     Net capital expenditures by the Company during the year ended December 31, 1999 were $53.5 million as compared to $37.1 million for the year ended December 31, 1998. In the 1999 period, the Company acquired land and buildings from Forke in Albuquerque, NM, Statesville, NC, Fort Worth, TX, Ocala, FL and Lincoln, NB and made unrelated purchases of property in Montreal, QC, Baltimore, MD, and Prince George, BC. In addition, the Company continued to incur site development costs in the United States, Canada, Australia and Europe. The Company is continuing with its plan to add additional permanent auction sites in selected international locations and is presently in various stages of commitments to acquire land for development in the United States and Canada. The Company expects that it will incur an average of $20 to $25 million per year in capital expenditures over the next few years. Actual expenditure levels will depend on the Company's ability to identify and capitalize on suitable auction site development opportunities.

     The Company has established credit facilities with financial institutions in the United States, Canada, Europe, and Australia. The Company presently has access to credit lines for operations of approximately $112.0 million and to credit lines for funding property acquisitions of approximately $35.7 million. At December 31, 1999, the Company had no bank debt relating to operations, and bank debt related to property acquisitions totaled $12.7 million, leaving a net credit line of $23.0 million available for property acquisitions. The Company also has a $35.0 million term loan facility that was negotiated to finance a portion of the Forke acquisition, which had been entirely drawn down at December 31, 1999. At December 31, 1999, the majority of the loan bore interest at a fixed rate of 7.21%. Interest is payable quarterly and the Company is required to make minimum annual payments of $5 million in respect of the principal amount of the debt. See "-- Overview".

YEAR 2000 COMPLIANCE

     The Company relies on computer systems to operate its business, including applications used to control information about bidders and consignors and to operate certain of its marketing, finance and administrative functions. The year 2000 issue, which is common to most companies, relates to the inability of such computer systems to properly recognize and process date sensitive information with respect to dates in the Year 2000 and thereafter. To the best of the Company's knowledge, no disruptions to the Company's operations occurred or are likely to occur as a result of the Year 2000 Issue. However, Management believes that it is not yet possible to conclude that all aspects of the Year 2000 issue that may affect the Company, including those related to customers, suppliers, or other third parties, have been fully resolved.

                                      1-20

     The Company has developed contingency plans in the event of the Company's or its key suppliers' failure to achieve full Year 2000 compliance. The plans include identifying alternate organizations that may act as replacements for those with which the Company presently conducts business and which may not achieve full Year 2000 compliance, including one or more of its lenders, marketing service suppliers, or external software providers. Failure by the Company or any of its key suppliers to achieve full Year 2000 compliance in a timely manner or consistent with its current cost estimates, or to rectify deficiencies through any contingency plans, could have a material adverse effect on the Company's business, financial condition and results of operations.

FORWARD-LOOKING STATEMENTS

     This Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. These statements are based on current expectations and estimates about the Company's business. These statements include, in particular, statements relating to auction revenue rates, direct expense rates, G&A increases, income tax rates, the Forke transaction, the anticipated improvement, acquisition and development of permanent auction sites, the development of Internet-related initiatives, and the financing available to the Company. Words such as "expects", "intends", "plans", "believes", "estimates", "anticipates" and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. The following important factors, among others, could affect the Company's actual results and could cause such results to differ materially from those expressed in the Company's forward-looking statements: the many factors that have an impact on the supply of and demand for used equipment; fluctuations in the market values of used equipment; potential inability to achieve and manage growth; periodic and seasonal variations in operating results or financial conditions; the timing and location of auctions; potential delays in construction or development of auction sites; actions of competitors; adverse changes in economic conditions; restrictions affecting the ability of equipment owners to transport equipment between jurisdictions; the ability of the Company to integrate the business acquired and personnel hired as a result of the Forke transaction; potential losses from price guarantees, purchases of inventory, advances by the Company and guarantees of clear title; risks of noncompliance with governmental and environmental regulation; potential inadequacy of insurance coverage; risks of international operations; dependence of key personnel; failure, pace or lack of development of Internet-related initiatives; and other risks and uncertainties as detailed in the Company's periodic filings with the United States Securities and Exchange Commission including its annual return for 1999 filed on Form 40-F in March 2000. The Company undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. Forward-looking statements should be considered in light of these factors.

                                      1-21

                                  RISK FACTORS

POTENTIAL INABILITY TO ACHIEVE AND MANAGE GROWTH

     A principal component of the Company's strategy is to continue to grow by increasing income from operations in the Company's existing markets and by expanding into new geographic markets. The Company is also assessing opportunities to expand its presence in the auction market segments that the Company has not historically emphasized. The Company's future growth will depend upon a number of factors, both within and outside of the Company's control, including the Company's identification and development of new markets; the identification and acquisition on favorable terms of suitable new auction sites and, possibly, of suitable acquisition candidates; the ability to hire and train qualified personnel; the successful integration of new sites and any acquired businesses (including Forke, which was the Company's first material business acquisition) with the Company's existing operations; the acceptance by potential consignors and industrial equipment buyers of the auction process generally, as well as of the Company's expansion into new markets and market segments; the establishment and maintenance of favorable relationships with consignors and bidders in new markets and the maintenance of such relationships in existing markets; the receipt of any required governmental authorizations for proposed development or expansion; and the Company's ability to manage expansion and to obtain required financing. The failure to identify, purchase, develop and integrate new sites effectively could adversely affect the Company's financial condition and results of operations. There can be no assurance that the Company will successfully expand its operations or that any expansion will be profitable. Further, the results achieved by the Company to date may not be indicative of its prospects or its ability to penetrate new markets, many of which may have different competitive conditions and demographic characteristics than the Company's current markets. See "The Company -- Growth Strategies" for further details.

     As a result of expanding its operations, the Company will experience growth in the number of its employees, the scope of its operating and financial systems and the geographic area of its operations. This growth will increase the operating complexity of the Company and the level of responsibility of existing and new management personnel. There can be no assurance that the Company will be able to attract and retain qualified management and employees, that the Company's current operating and financial systems and controls will be adequate as the Company grows, or that any steps taken to attract and retain management and employees and to improve such systems and controls will be sufficient.

QUARTERLY AND SEASONAL VARIATIONS IN OPERATING RESULTS

     The Company's revenues and operating results historically have fluctuated from quarter to quarter. These fluctuations have been and are expected to continue to be caused by a number of factors, including the timing of auctions; seasonal results of operations (with peak auction revenues and operating income typically occurring in the second and fourth calendar quarters of each year, primarily due to the seasonal nature of the construction and natural resources industries); general economic conditions in the Company's markets; the timing of acquisitions and development of auction sites and related costs; and the effectiveness of integrating new sites or acquired businesses. Additionally, the Company generally incurs substantial costs in entering new markets and the profitability of operations at a new location is uncertain, in part because the number and size of auctions at new locations is more variable than at the Company's more established locations. These factors, among others, may cause the Company's results of operations in some future quarters to be below the expectations of investors or results of previous quarters, which could have a material adverse effect on the market price of the Common Shares. Further, the Company began incurring incremental operating costs associated with the Forke Acquisition as of April 1, 1999. Calendar year 2000 will represent the first full fiscal year of incremental gross auction sales and auction revenues associated with the Forke Acquisition. These incremental amounts are expected to be material, but the actual amounts are unknown as they will be dependent, in part, on the productivity of new employees hired in connection with the Forke Acquisition.

                                      1-22

POTENTIAL LOSSES FROM PRICE GUARANTEES, PURCHASES OF INVENTORY, ADVANCES BY THE COMPANY AND GUARANTEES OF CLEAR TITLE

     The Company generally offers its services to consignors of used industrial equipment on a straight commission basis. In certain circumstances the Company will, subject to its evaluation of the equipment, either (1) offer to guarantee the consignor a minimum level of gross sale proceeds, regardless of the ultimate results of the auction or (2) offer to purchase the equipment directly from the consignor and then auction such equipment as principal. If auction proceeds are less than the guaranteed amount, the Company's commission would be reduced or, if sufficiently lower, the Company would incur a loss. If auction proceeds are less than the purchase price paid by the Company, the Company would incur a loss. Because all its auctions are unreserved, the Company cannot protect itself against such losses by bidding on or acquiring any items at the auctions. In recent periods, guarantees and purchases and sales by the Company as principal have represented approximately one-third of the Company's annual gross auction sales. See "The Company -- Operations" for further details.

     Occasionally, the Company advances to consignors a portion of the estimated auction proceeds prior to the auction. The Company generally makes such advances only after taking possession of the equipment to be auctioned and upon receipt of a security interest in the equipment to secure the obligation. If the Company were unable to auction the equipment or if auction proceeds were less than amounts advanced, the Company could incur a loss. See "The Company -- Operations" for further details.

     The Company guarantees that each item purchased at its auctions is free of liens and other encumbrances. While the Company expends considerable effort ensuring that all liens have been identified and, if necessary, dealt with prior to the auction sale, there have been instances where liens have not been properly identified or discharged and the Company has had to make payments to the relevant lienholders. If the Company is not able to recover sufficient funds from the consignors to offset the payment to the lienholders, the Company would incur a loss and such losses could be material.

ADVERSE CHANGES IN ECONOMIC CONDITIONS; INDUSTRY CYCLICALITY

     A substantial portion of the Company's revenues is derived from customers in industries that are cyclical in nature and subject to changes in general or regional economic conditions. Adverse changes or downturns in a given industry may decrease demand for related equipment and lead to lower auction revenues. Although auction sales to residents of countries or regions other than the country or region in which the auction is held have generally been increasing in recent years, approximately one-half of auction revenues are generated by same country or same region purchasers. As a result, the Company's operating results in a particular country or region may be adversely affected by events or conditions in that country or region, such as a local economic slowdown, adverse weather affecting local industries and other factors. The Company's operating results may also be adversely affected by increases in interest rates that may lead to a decline in economic activity.

RISKS OF COMPETITION

     The international industrial equipment market and the industrial equipment auction market are highly fragmented. The Company competes for potential purchasers of industrial equipment with other auction companies and with indirect competitors such as equipment manufacturers, distributors and dealers that sell new or used equipment, as well as equipment rental companies. The Company also competes for potential consignors with other auction companies and with indirect competitors such as used equipment dealers. The Company's direct competitors are primarily regional auction companies. Some of the Company's indirect competitors have significantly greater financial and marketing resources and name recognition than the Company. New competitors with greater financial and other resources than the Company may enter the industrial equipment auction market in the future. Additionally, existing or future competitors may succeed in entering and establishing successful operations in new geographic markets prior to the Company's entry into such markets. They may also compete against the Company via Internet-based services. To the extent existing or future competitors seek to gain or retain market share by reducing commission rates, the Company may
                                      1-23
also be required to modify its commission rates, which may adversely affect the Company's results of operations and financial condition.

RISKS OF NONCOMPLIANCE WITH GOVERNMENTAL AND ENVIRONMENTAL REGULATION

     In the countries in which it operates, the Company is subject to a variety of federal, provincial, state and local laws, rules and regulations relating to, among other things, the auction business, imports and exports of equipment, worker safety, and the use, storage, discharge and disposal of environmentally sensitive materials. Failure to comply with such laws, rules and regulations could result in a substantial liability to the Company, suspension or cessation of certain of the Company's operations, restrictions on the Company's ability to expand at its present locations or into new locations, requirements for the acquisition of additional equipment or other significant expenses.

     The development or expansion of auction sites is contingent upon receipt of required licenses, permits and other governmental authorizations. The inability of the Company to obtain such required items could have an adverse effect on its results of operations and financial condition. Additionally, changes or concessions required by regulatory authorities could result in significant delays in, or prevent completion of, such development or expansion. Under certain of the laws regulating the use, storage, discharge and disposal of environmentally sensitive materials, an owner or lessee of real estate may be liable for the costs of removal or remediation of certain hazardous or toxic substances located on or in, or emanating from, such real estate, as well as related costs of investigation and property damage. Such laws often impose such liability without regard to whether the owner or lessee knew of or was responsible for the presence of such hazardous or toxic substances. There can be no assurance that environmental contamination does not exist at the Company's acquired or leased auction sites from prior activities at such locations or from neighboring properties or that additional auction sites acquired or leased by the Company will not prove to be so contaminated. Any such contamination could materially adversely affect the Company's financial condition or results of operations.

     The Company is aware of potential restrictions in the United States and Europe that may affect the ability of equipment owners to transport certain equipment between certain jurisdictions. If these restrictions were to materially affect the ability of customers to ship equipment to or from the Company's auction sites, the restrictions could materially adversely affect the Company's business, financial condition and results of operations.

     The imposition of additional export or import regulations or of additional duties, taxes or other charges on exports or imports could have a material adverse impact on participation in the Company's auctions by international bidders and consignors. Reduced participation by such parties could materially adversely affect the Company's business, financial condition and results of operations.

POTENTIAL INADEQUACY OF INSURANCE COVERAGE

     The Company maintains property and general liability insurance. There can be no assurance that such insurance will remain available to the Company at commercially reasonable rates or that the amount of such coverage will be adequate to cover any liability incurred by the Company. If the Company is liable for amounts exceeding the limits of its insurance coverage or for claims outside the scope of its coverage, its business, results of operations and financial condition could be materially adversely affected.

RISKS OF INTERNATIONAL OPERATIONS

     The Company conducts auctions in North and Central America, Europe, Asia, Australia and the Middle East and intends to expand its international presence. The Company's operations in international markets may be affected by fluctuating currency exchange rates and by changing economic, political and governmental conditions and regulations.

                                      1-24

DEPENDENCE ON KEY PERSONNEL

     The Company's future performance and development will depend to a significant extent on the efforts and abilities of David E. Ritchie, a co-founder of the Company and its Chairman and Chief Executive Officer, and of its other executive officers, particularly C. Russell Cmolik, President and Chief Operating Officer. The loss of the services of one or more of such individuals or other senior managers could have a material adverse effect on the Company's business. The Company does not maintain key man insurance for any of its employees. The Company's ongoing success will depend on its continuing ability to attract, develop and retain skilled personnel in all areas of its business.

                             MARKET FOR SECURITIES

     The Common Shares of the Company are listed and traded on the New York Stock Exchange (the "NYSE") under the ticker symbol "RBA". The NYSE is the principal market for the Common Shares.

                             DIRECTORS AND OFFICERS

     The names and municipalities of residence of the directors and officers of the Company and their principal occupations are set forth below.

DIRECTORS

                                                                                              DIRECTOR
NAME AND MUNICIPALITY OF RESIDENCE     PRINCIPAL OCCUPATION                                    SINCE
----------------------------------     --------------------                                   --------
David E. Ritchie.....................  Chief Executive Officer of the Company                   1997
Leduc, Alberta
C. Russell Cmolik(2).................  President and Chief Operating Officer of the Company     1997
Surrey, British Columbia
Peter J. Blake(1)....................  Vice President -- Finance and Chief Financial            1997
Vancouver, British Columbia            Officer of the Company
Charles E. Croft(1)(2)...............  President and Director of Falcon Pacific Financial       1998
Salt Spring, British Columbia          Corp. and its subsidiaries
G. Edward Moul(1)(2).................  Director and officer of The McEmcy Company of Canada     1998
West Vancouver, British Columbia       Ltd., Peace Portal Properties Ltd. and certain other
                                       private real estate holding companies

---------------
(1) Member of the Audit Committee

(2) Member of the Compensation Committee

     The Company does not have an Executive Committee and is required to have an Audit Committee. Each director will serve until the next annual general meeting or until his successor is elected or appointed.

                                      1-25

OFFICERS

NAME AND MUNICIPALITY OF RESIDENCE             POSITION WITH THE COMPANY
----------------------------------             -------------------------
David E. Ritchie.............................  Chief Executive Officer
Leduc, Alberta
C. Russell Cmolik............................  President and Chief Operating Officer
Surrey, British Columbia
Peter J. Blake...............................  Vice President -- Finance and Chief Financial Officer
Vancouver, British Columbia
John T. Wild.................................  Vice President -- Administration and Human Resources
Surrey, British Columbia
Robert J. Carswell...........................  Vice President/Senior Valuations Analyst
Langley, British Columbia
Frank S. McFadden............................  Vice President/Senior Valuations Analyst
Surrey, British Columbia
Donald F. Chalmers...........................  Vice President -- Western Canada and Prairie Divisions
Sherwood Park, Alberta
Marvin R. Chantler...........................  Vice President -- Eastern Canada and Great Lakes
Loretto, Ontario                               Divisions
Sylvain M. Touchette.........................  Vice President -- Quebec Division
Carignan, Quebec
Roger W. Rummel..............................  Vice President -- Southwest and Mexico Divisions
Phoenix, Arizona
Edward H. Banser.............................  Vice President -- South Central Division
Fort Worth, Texas
Michael G. Ritchie...........................  Vice President -- Northeast Division
Annapolis, Maryland
Martin E. Pope...............................  Vice President -- Southeast Division
Newnan, Georgia
Robert K. Mackay.............................  Vice President -- Asia Pacific Division
Delta, British Columbia
Robert K. Whitsit............................  Vice President -- Central and North Central Divisions
Lincoln, Nebraska
C. Denis Prevost.............................  Vice President -- National Accounts
Surrey, British Columbia
Robert L. Brawley............................  Vice President
Aurora, Colorado
Randall J. Wall..............................  Managing Director -- Europe and Middle East Divisions
Braaschaat, Belgium
Dale Finlan..................................  Chief Information Officer
Burnaby, British Columbia
Gary Caufield................................  Senior Manager -- Special Projects
Coquitlam, British Columbia
Helen Menges.................................  Manager -- Search Department
Vancouver, British Columbia
Robert S. Armstrong..........................  Manager -- Finance and Corporate Relations, Corporate
New Westminster, British Columbia              Secretary
Robert McLeod................................  Manager -- Finance and Administration, US Operations
Vancouver, British Columbia
Debora Johnson...............................  Controller -- Canadian Operations
Surrey, British Columbia

                                      1-26

     As of March 15, 2000, the directors and executive officers (the executive officers are the Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and Corporate Secretary) of the Company, as a group, beneficially owned, directly or indirectly, or exercised control or direction over 42.6% of the outstanding Common Shares of the Company.

                             ADDITIONAL INFORMATION

     The Company shall provide to any person, upon request to the Corporate Secretary of the Company:

     (a) when the securities of the Company are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities;

        (i) one copy of this Annual Information Form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in this Annual Information Form;

        (ii) one copy of the comparative financial statements of the Company for its most recently completed financial year together with the accompanying report of the auditor and one copy of any interim financial statements of the Company subsequent to the financial statements for the Company's most recently completed financial year;

        (iii) one copy of the Information Circular of the Company in respect of its most recent annual meeting of shareholders that involved the election of directors; and

        (iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to
              (iii) above; or

     (b)  at any other time, one copy of any of the documents referred to in
        (a)(i), (ii) and (iii) above, provided that the Company may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Company.

     Additional information, including directors' and officers' remuneration and indebtedness to the Company, principal holders of the Company's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Company's Information Circular for its most recent annual meeting of shareholders that involved the election of directors, and additional financial information is provided in the Company's comparative financial statements for its most recently completed financial year.

     Copies of these documents may be obtained upon request from the Corporate Secretary of the Company, 9200 Bridgeport Road, Richmond, British Columbia, V6X 1S1 (telephone number: (604) 273-7564).

                                      1-27

                                 EXHIBIT NO. 2

                       CONSOLIDATED FINANCIAL STATEMENTS
       FOR THE YEARS ENDED DECEMBER 31, 1999, 1998, AND 1997 (UNAUDITED),
              AND THE EIGHT-MONTH PERIOD ENDED DECEMBER 31, 1997.

                                       2-1

                          INDEPENDENT AUDITORS' REPORT

To the Shareholders of
Ritchie Bros. Auctioneers Incorporated

     We have audited the consolidated balance sheets of Ritchie Bros. Auctioneers Incorporated (the "Company") as at December 31, 1999 and 1998 and the consolidated statements of income, shareholders' equity and cash flows for the years ended December 31, 1999 and 1998 and for the eight months ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1999 and 1998 and the results of its operations and its cash flows for the years ended December 31, 1999 and 1998 and for the eight months ended December 31, 1997 in accordance with generally accepted accounting principles in Canada.

     Significant measurement differences between Canadian and United States accounting principles are explained and quantified in note 9.

/s/ KPMG LLP
------------------------------------------------------
Chartered Accountants
Vancouver, Canada
February 18, 2000

                                       2-2

                     RITCHIE BROS. AUCTIONEERS INCORPORATED
                       CONSOLIDATED STATEMENTS OF INCOME
               (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

                                                                                           EIGHT
                                            YEAR ENDED     YEAR ENDED     YEAR ENDED    MONTHS ENDED
                                           DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                               1999           1998           1997           1997
                                           ------------   ------------   ------------   ------------
                                                                         (UNAUDITED)
Auction revenues.........................  $   104,624    $    94,899    $    85,009    $     60,034
Direct expenses..........................      (17,469)       (16,010)       (17,351)        (13,041)
                                           -----------    -----------    -----------    ------------
                                                87,155         78,889         67,658          46,993
Expenses
  Depreciation and amortization..........        5,581          2,752          2,548           1,540
  General and administrative.............       47,346         39,315         37,724          27,414
  Employee equity participation (note
     6(e))...............................           --             --         10,346          10,346
                                           -----------    -----------    -----------    ------------
                                                52,927         42,067         50,618          39,300
                                           -----------    -----------    -----------    ------------
Income from operations...................       34,228         36,822         17,040           7,693
Other income (expenses)
  Interest expense.......................       (1,705)        (1,569)        (2,034)         (1,380)
  Other..................................        1,209          3,251            754             576
                                           -----------    -----------    -----------    ------------
                                                  (496)         1,682         (1,280)           (804)
                                           -----------    -----------    -----------    ------------
Income before income taxes...............       33,732         38,504         15,760           6,889
Income taxes (note 8)
  Current................................       10,902         13,962          7,438           4,491
  Future.................................          550           (292)            --              --
                                           -----------    -----------    -----------    ------------
                                                11,452         13,670          7,438           4,491
                                           -----------    -----------    -----------    ------------
Net income...............................  $    22,280    $    24,834    $     8,322    $      2,398
                                           ===========    ===========    ===========    ============
Net income per share (note 1(m))
  Basic..................................  $      1.34    $      1.56    $      0.65    $       0.19
  Diluted................................         1.31           1.54           0.64            0.18
                                           -----------    -----------    -----------    ------------
Weighted average number of shares
  outstanding............................   16,686,595     15,918,214     12,877,777      12,958,753
                                           ===========    ===========    ===========    ============

                  Approved on behalf of the Board of Directors


/s/ C. RUSSELL CMOLIK                              /s/ PETER J. BLAKE
--------------------------------------------       --------------------------------------------
C. Russell Cmolik                                  Peter J. Blake
Director                                           Director

          See accompanying notes to consolidated financial statements.
                                       2-3

                     RITCHIE BROS. AUCTIONEERS INCORPORATED
                          CONSOLIDATED BALANCE SHEETS
               (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

                                                              DECEMBER 31,    DECEMBER 31,
                                                                  1999            1998
                                                              ------------    ------------
ASSETS
Current assets
  Cash and cash equivalents.................................    $ 55,921        $ 73,620
  Accounts receivable.......................................       9,645           6,771
  Inventory.................................................       3,495           2,355
  Advances against auction contracts........................         856           5,345
  Prepaid expenses and deposits.............................       1,221             711
  Income taxes recoverable..................................         865              --
                                                                --------        --------
                                                                  72,003          88,802
Capital assets (note 2).....................................     110,459          61,324
Goodwill (note 3)...........................................      31,767              --
Future income taxes (note 8)................................       1,917           2,467
                                                                --------        --------
                                                                $216,146        $152,593
                                                                ========        ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
  Auction proceeds payable..................................    $ 16,178        $ 14,030
  Accounts payable and accrued liabilities..................      17,891          21,751
  Short-term debt (note 4)..................................       6,529              --
  Current bank term loans (note 5)..........................       5,425             793
  Income taxes payable......................................          --           3,079
                                                                --------        --------
                                                                  46,023          39,653
Bank term loans (note 5)....................................      35,728           8,768
                                                                --------        --------
                                                                  81,751          48,421
Shareholders' equity
  Share capital (note 6)....................................      69,130          64,728
  Additional paid-in capital (note 6(h))....................       4,332              --
  Retained earnings.........................................      64,052          41,772
  Foreign currency translation adjustment...................      (3,119)         (2,328)
                                                                --------        --------
                                                                 134,395         104,172
                                                                ========        ========
                                                                $216,146        $152,593
                                                                ========        ========

          See accompanying notes to consolidated financial statements.
                                       2-4

                     RITCHIE BROS. AUCTIONEERS INCORPORATED
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
               (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

                                                                              FOREIGN
                                                    ADDITIONAL               CURRENCY         TOTAL
                                           SHARE     PAID-IN     RETAINED   TRANSLATION   SHAREHOLDERS'
                                          CAPITAL    CAPITAL     EARNINGS   ADJUSTMENT       EQUITY
                                          -------   ----------   --------   -----------   -------------
Balance, April 30, 1997.................  $ 3,365     $   --     $58,088      $(2,128)      $ 59,325
Common shares redeemed..................   (2,845)        --          --           --         (2,845)
Employee equity participation (note
  6(e)).................................   10,346         --          --           --         10,346
Net income..............................       --         --       2,398           --          2,398
Drawings and dividends..................       --         --     (42,175)          --        (42,175)
Reorganization costs....................       --         --      (1,353)          --         (1,353)
Foreign currency translation
  adjustment............................       --         --          --           10             10
                                          -------     ------     -------      -------       --------
Balance, December 31, 1997..............   10,866         --      16,958       (2,118)        25,706
Net proceeds on common shares issued....   53,862         --          --           --         53,862
Net income..............................       --         --      24,834           --         24,834
Reorganization costs....................       --         --         (20)          --            (20)
Foreign currency translation
  adjustment............................       --         --          --         (210)          (210)
                                          -------     ------     -------      -------       --------
Balance, December 31, 1998..............   64,728         --      41,772       (2,328)       104,172
Net proceeds on stock options
  exercised.............................        3         --          --           --              3
Employee share compensation.............    1,344         --          --           --          1,344
Common shares issued on acquisition of
  goodwill (note 6(h))..................    3,055         --          --           --          3,055
Warrants issued on acquisition of
  goodwill (note 6(h))..................       --      4,332          --           --          4,332
Net income..............................       --         --      22,280           --         22,280
Foreign currency translation
  adjustment............................       --         --          --         (791)          (791)
                                          -------     ------     -------      -------       --------
Balance, December 31, 1999..............  $69,130     $4,332     $64,052      $(3,119)      $134,395
                                          =======     ======     =======      =======       ========

          See accompanying notes to consolidated financial statements.
                                       2-5

                     RITCHIE BROS. AUCTIONEERS INCORPORATED
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
               (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

                                                                                             EIGHT
                                              YEAR ENDED     YEAR ENDED     YEAR ENDED    MONTHS ENDED
                                             DECEMBER 31,   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                                 1999           1998           1997           1997
                                             ------------   ------------   ------------   ------------
                                                                           (UNAUDITED)
Cash and cash equivalents provided by (used
  in)
  Operations
     Net income............................    $ 22,280       $ 24,834       $  8,322       $ 2,398
     Items not involving the use of cash
       Depreciation........................       4,345          2,752          2,548         1,540
     Amortization of goodwill..............       1,236             --             --            --
     Employee equity participation.........          --             --         10,346        10,346
     Employee share compensation...........       1,344             --             --            --
     Future income taxes...................         550         (2,467)            --            --
  Changes in non-cash working capital
     Accounts receivable...................      (2,874)           (27)        (2,389)        7,363
     Inventory.............................      (1,140)         4,726            455        11,073
     Advances against auction contracts....       4,489         (4,084)         1,395         5,211
     Prepaid expenses and deposits.........        (510)           507           (711)         (446)
     Auctions proceeds payable.............       2,148         (3,698)        10,434       (35,749)
     Accounts payable and accrued
       liabilities.........................      (3,860)         4,620          9,329         8,203
     Payables to affiliated entities.......          --             --         (3,078)       (3,818)
     Income taxes..........................      (3,944)        (1,463)         2,077          (540)
  Foreign currency translation
     adjustment............................        (791)          (210)          (417)           10
                                               --------       --------       --------       -------
                                                 23,273         25,490         38,311         5,591
                                               --------       --------       --------       -------
Financing
  Issuance (redemption) of share capital...           3         53,862         (2,833)       (2,845)
  Payables to employees and others.........          --             --         (1,317)       (1,279)
  Bank term loans..........................      31,592          4,208         (1,326)       (5,596)
  Short-term debt..........................       6,529             --             --            --
  Drawings and dividends paid..............          --             --        (42,756)      (42,175)
  Refundable taxes on investment income....          --             --            (29)           --
  Reorganization costs.....................          --            (20)        (1,353)       (1,353)
                                               --------       --------       --------       -------
                                                 38,124         58,050        (49,614)      (53,248)
                                               --------       --------       --------       -------
Investments
  Capital asset additions..................     (53,480)       (37,069)        (5,120)       (3,174)
  Acquisition of goodwill..................     (25,616)            --             --            --
                                               --------       --------       --------       -------
                                                (79,096)       (37,069)        (5,120)       (3,174)
                                               --------       --------       --------       -------
Increase (decrease) in cash and cash
  equivalents..............................     (17,699)        46,471        (16,423)      (50,831)
Cash and cash equivalents, beginning of
  period...................................      73,620         27,149         43,572        77,980
                                               --------       --------       --------       -------
Cash and cash equivalents, end of period...    $ 55,921       $ 73,620       $ 27,149       $27,149
                                               ========       ========       ========       =======
Supplemental disclosure of cash flow
  information
  Interest paid............................    $  2,633       $  1,570       $  1,853       $ 1,242
  Income taxes paid........................      14,861         16,735          5,098         5,332
  Non-cash investing activities
     Common shares issued on acquisition of
       goodwill............................       3,055             --             --            --
     Warrants issued on acquisition of
       goodwill............................       4,332             --             --            --
  Non-cash financing activities
     Employee equity participation.........          --             --         10,346        10,346
     Employee share compensation...........       1,344             --             --            --
                                               ========       ========       ========       =======

          See accompanying notes to consolidated financial statements.
                                       2-6

                     RITCHIE BROS. AUCTIONEERS INCORPORATED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997 (UNAUDITED)
                    AND EIGHT MONTHS ENDED DECEMBER 31, 1997
    (Tabular dollar amounts expressed in thousands of United States Dollars)

1.   SIGNIFICANT ACCOUNTING POLICIES

(a) BASIS OF PRESENTATION

     These consolidated financial statements present the financial position, results of operations and changes in shareholders' equity and cash flows of Ritchie Bros. Auctioneers Incorporated (the "Company"), a company incorporated in July 1997 under the Canada Business Corporations Act, and its subsidiaries and predecessor businesses. These predecessor businesses comprised the Ritchie Bros. Auctioneers group of companies and partnerships (the "Group"). In the eight-month period ended December 31, 1997, the businesses of the partnerships within the Group were transferred into corporations, the shares of which, together with the shares of the corporations within the Group, were exchanged by their owners for shares of the Company (the "Reorganization"). All inter-entity accounts and transactions have been eliminated on consolidation.

     On November 1, 1997, prior to completion of the Reorganization, the owners of the Group entered into the Equity Interest and Income Sharing Agreement (the "Agreement") which confirmed the existing voting, earnings allocation and liquidation rights of each owner. These rights were based upon the owners' interests in the Group, taken as a whole, which was treated as a single global enterprise since prior to May 1, 1992. The rights and obligations specified in the Agreement were those of an agreement which has been in effect at all times since May 1, 1992 and which modified the terms of any written agreements containing provisions that may have been inconsistent with the Agreement. Each owner's rights under the Agreement were determined in accordance with such owner's ownership percentage of the Group (the "Global Ownership Percentage"), which was equal to the number of units of ownership of the Group allocated to the owner divided by the total number of units outstanding. The owners' respective Global Ownership Percentages were determined on the basis of the Group taken as a whole, and not on the basis of the documentation governing the owners' equity interests in the predecessor entities within the Group. The Group has been legally obligated to make and has made earnings allocations in accordance with the terms of the Agreement since prior to May 1, 1992. As a result of these agreements and practices, each owner's ownership interest in the Company upon completion of the Reorganization represents a substantially identical interest to such owner's ownership interest in the Group prior to the Reorganization.

     Because the Reorganization was a non-substantive exchange, the Group's assets, liabilities, revenues and expenses have been consolidated at the historical cost amounts recorded in the individual entity accounts, and carried forward into the consolidated accounts of the Company together with costs of the Reorganization.

     The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada which, except as disclosed in note 9, also comply, in all material respects, with generally accepted accounting principles in the United States.

     The Group included three partnerships, one situated in Canada and two situated in the United States, all of which were non-taxable entities. The Group also included the companies that were partners of the United States partnerships and certain, but not all, of the companies that were partners of the Canadian partnership. To the extent that the Group included these partner entities, these consolidated financial statements include provisions for taxes chargeable against partnership income. To the extent that the partner entities did not form part of the Group, no taxes have been provided on the net income allocated to those companies. Note 8 sets out the pro forma impact as if all income earned by partnerships in the Group prior to the Reorganization were taxed within the Group. These consolidated financial statements also do not include any of the other assets, liabilities, revenues or expenses of the partner entities not included in the Group.

                                       2-7

                     RITCHIE BROS. AUCTIONEERS INCORPORATED
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
            YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997 (UNAUDITED)
                    AND EIGHT MONTHS ENDED DECEMBER 31, 1997
    (Tabular dollar amounts expressed in thousands of United States Dollars)

1.   SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)
     In calendar 1997, the Company changed its fiscal year-end from April 30 to December 31. As a result, the transition period from May 1, 1997 to December 31, 1997 is separately reported herein. In addition, for information purposes only, the consolidated statements of income and cash flows for the 12 months ended December 31, 1997 have been presented.

     The financial information for the year ended December 31, 1997 is unaudited; however, in the opinion of management, such information includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such financial information.

(b) CASH AND CASH EQUIVALENTS

     Cash equivalents consist of highly liquid investments having an original term to maturity of three months or less when acquired.

(c) INVENTORY

     Inventory is primarily represented by goods held for auction and has been valued at the lower of cost, determined by the specific identification method, and net realizable value.

(d) ADVANCES AGAINST AUCTION CONTRACTS

     Advances against auction contracts represent funds advanced to consignors against proceeds from future auctions.

(e) CAPITAL ASSETS

     All capital assets are stated at cost and include capitalized interest costs on property under development. Depreciation is provided to charge the cost of the assets to operations over their estimated useful lives based on their usage predominantly as follows:

Improvements..................................  30 years straight-line
Buildings.....................................  30 years straight-line
Automotive equipment..........................  30% declining balance
Computer equipment............................  30% declining balance
Computer software.............................  3 years straight-line
Yard equipment................................  20-30% declining balance
Office equipment..............................  20% declining balance
Leasehold improvements........................  Term of leases

(f) GOODWILL

     Goodwill, which represents the intangible assets acquired, is being amortized on a straight-line basis over the expected period to be benefited, which is 20 years. The Company periodically assesses the recoverability of this intangible asset by determining whether the amortization of the goodwill balance over its remaining life can be recovered through estimated future operating cash flows.

                                       2-8

                     RITCHIE BROS. AUCTIONEERS INCORPORATED
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
            YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997 (UNAUDITED)
                    AND EIGHT MONTHS ENDED DECEMBER 31, 1997
    (Tabular dollar amounts expressed in thousands of United States Dollars)

1.   SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)
(g) REVENUE RECOGNITION

     Auction revenues are recognized when the specific items are sold and title passes to the purchaser and are represented by the commissions received from the consignor and the net proceeds received from the sale of self-owned equipment.

(h) INCOME TAXES

     Income taxes are accounted for using the asset and liability method whereby future taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on future taxes of a change in tax rates is recognized in income in the period that includes the enactment date of future tax benefits. To the extent that realization of future tax assets is not considered to be more likely than not, a valuation allowance is provided.

(i) FOREIGN CURRENCY TRANSLATION

     The Company's reporting currency is the United States dollar. The functional currency for each of the Company's operations is the currency of the country of residency. Each of these operations is considered to be self-sustaining. Accordingly, the financial statements of operations of the Company that are not located in the United States have been translated into United States dollars using the exchange rate at the end of each reporting period for asset and liability amounts and the average exchange rate for each reporting period for amounts included in the determination of income. Any gains or losses from this translation have been included in the foreign currency translation adjustment account which is included in shareholders' equity.

     Monetary assets and liabilities recorded in foreign currencies are translated into the appropriate functional currency at the rate of exchange in effect at the balance sheet date. Foreign currency denominated transactions are translated into the appropriate functional currency at the exchange rate in effect on the date of the transaction. Any exchange gains and losses on these are included in the determination of income.

(j) USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from such estimates and assumptions.

(k) FINANCIAL INSTRUMENTS

     Carrying amounts of certain of the Company's financial instruments, including cash and cash equivalents, accounts receivable, auction proceeds payable, accounts payable and accrued liabilities and short-term debt, approximate their fair value due to their short maturities. Based on borrowing rates currently available to the Company for loans with similar terms, the carrying value of its bank term loans approximates fair value.

                                       2-9

                     RITCHIE BROS. AUCTIONEERS INCORPORATED
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
            YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997 (UNAUDITED)
                    AND EIGHT MONTHS ENDED DECEMBER 31, 1997
    (Tabular dollar amounts expressed in thousands of United States Dollars)

1.   SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)
(l) CREDIT RISK

     The Company does not extend credit to purchasers of auctioned items. Equipment is not normally released to the purchasers until it is paid for in full.

(m) NET INCOME PER SHARE

     Net income per share has been calculated based on the weighted average number of common shares outstanding after giving retroactive effect to the 12,715,667 common shares issued on the Reorganization. Diluted net income per share has been calculated after giving effect to the outstanding options and warrants.

2.   CAPITAL ASSETS

     Capital assets at December 31, 1999 are as follows:

                                                                       ACCUMULATED        NET
                                                             COST      DEPRECIATION    BOOK VALUE
                                                           --------    ------------    ----------
Land and buildings under development.....................  $ 12,764      $    --        $ 12,764
Land and improvements....................................    48,723        1,426          47,297
Buildings................................................    43,808        3,535          40,273
Automotive equipment.....................................     6,633        2,224           4,409
Computer equipment.......................................     2,492        1,131           1,361
Computer software........................................       525          185             340
Yard equipment...........................................     3,474        1,391           2,083
Office equipment.........................................     2,999        1,329           1,670
Leasehold improvements...................................       380          118             262
                                                           --------      -------        --------
                                                           $121,798      $11,339        $110,459
                                                           ========      =======        ========

     Capital assets at December 31, 1998 are as follows:

                                                                       ACCUMULATED        NET
                                                             COST      DEPRECIATION    BOOK VALUE
                                                            -------    ------------    ----------
Land and buildings under development......................  $ 8,225       $   --        $ 8,225
Land and improvements.....................................   29,774          900         28,874
Buildings.................................................   19,688        2,825         16,863
Automotive equipment......................................    5,164        1,606          3,558
Computer equipment........................................    1,742          739          1,003
Computer software.........................................      178           --            178
Yard equipment............................................    2,619        1,124          1,495
Office equipment..........................................    1,996        1,018            978
Leasehold improvements....................................      200           50            150
                                                            -------       ------        -------
                                                            $69,586       $8,262        $61,324
                                                            =======       ======        =======

     During the year, interest of $918,581 (1998 -- $Nil) was capitalized to cost of the buildings.

                                      2-10

                     RITCHIE BROS. AUCTIONEERS INCORPORATED
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
            YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997 (UNAUDITED)
                    AND EIGHT MONTHS ENDED DECEMBER 31, 1997
    (Tabular dollar amounts expressed in thousands of United States Dollars)

3.   GOODWILL

        On April 1, 1999, the Company acquired goodwill of $33,003,000.
             Consideration given was as follows:

Cash.....................................................    $25,000
Acquisition costs........................................        616
Issue of shares and warrants (note 6(h)).................      7,387
                                                             -------
                                                             $33,003
                                                             =======

     Goodwill is disclosed net of accumulated amortization of $1,236,000.

4.   SHORT-TERM DEBT

     Short-term debt consists of a Banker's Acceptance in the amount of $3.4 million payable in March 2000 bearing interest at 6.13% and lines of credit in the amount of $3.1 million with a weighted average interest rate of 8.21%.

5.   BANK TERM LOANS

                                                              DECEMBER 31,    DECEMBER 31,
                                                                  1999            1998
                                                              ------------    ------------
6.90% term loan, due in monthly instalments of $81,200
  including interest, settled in 1999.......................    $    --          $4,499
Term loan of NLG 9.6 million, secured by deeds of trust on
  specific property, bearing interest at the Amsterdam
  Interbank Offered Rate plus 7/8%, due in quarterly
  instalments of $57,000 including interest, with the final
  payment occurring in 2013.................................      4,395           5,062
Term loan, unsecured, with $25 million bearing interest at
  7.21% and $10 million bearing interest at 6.70%, due in
  minimum annual instalments of $5 million ($1.75 million
  towards principal, $3.25 million towards a sinking fund),
  with the final payment occurring in 2004..................     35,000              --
Term loan of AUD $2.7 million, secured by deeds of trust on
  specific property, with $1.5 million bearing interest at
  6.5% and $1 million bearing interest at the Australian
  prime rate, due in quarterly instalments of $49,275,
  including interest, with final payment occurring in
  2010......................................................      1,758              --
                                                                -------          ------
                                                                 41,153           9,561
Less current portion........................................     (5,425)           (793)
                                                                -------          ------
                                                                $35,728          $8,768
                                                                =======          ======

     At December 31, 1999, the Company had undrawn operating credit lines available in excess of $112,000,000. In addition, the Company had undrawn credit lines of approximately $23,000,000 available to fund property acquisitions.

                                      2-11

                     RITCHIE BROS. AUCTIONEERS INCORPORATED
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
            YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997 (UNAUDITED)
                    AND EIGHT MONTHS ENDED DECEMBER 31, 1997
    (Tabular dollar amounts expressed in thousands of United States Dollars)

5.   BANK TERM LOANS -- (CONTINUED)
     As at December 31, 1999, principal repayments including sinking fund requirements are as follows for the next five years:

2000.......................................................  $ 5,425
2001.......................................................    5,425
2002.......................................................    5,425
2003.......................................................    5,425
2004.......................................................   15,425
Thereafter.................................................    4,028
                                                             -------
                                                             $41,153
                                                             =======

6.   SHARE CAPITAL

(a) AUTHORIZED

     Unlimited number of common shares, without par value Unlimited number of senior preferred shares, without par value, issuable in series Unlimited number of junior preferred shares, without par value, issuable in series

(b) ISSUED

Number of common shares issued during the period ended
  December 31, 1997:
  For cash, pursuant to the Employee Equity Participation
     Program................................................       497,999
  On reorganization.........................................    12,715,667
                                                                ----------
Issued and outstanding, December 31, 1997...................    13,213,666
Number of common shares issued during the year ended
  December 31, 1998:
  Pursuant to an equity offering............................     3,335,000
                                                                ----------
Issued and outstanding, December 31, 1998...................    16,548,666
Number of common shares issued during the year ended
  December 31, 1999:
  For cash, pursuant to stock options exercised.............        34,598
  Employee share compensation (note 6(g))...................        50,000
  Pursuant to acquisition of goodwill (note 6(h))...........       100,000
                                                                ----------
Issued and outstanding, December 31, 1999...................    16,733,264
                                                                ==========

                                      2-12

                     RITCHIE BROS. AUCTIONEERS INCORPORATED
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
            YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997 (UNAUDITED)
                    AND EIGHT MONTHS ENDED DECEMBER 31, 1997
    (Tabular dollar amounts expressed in thousands of United States Dollars)

6.   SHARE CAPITAL -- (CONTINUED)
(c) OPTIONS

     The Company has a stock option plan which provides for the award of stock options to selected employees, directors and officers of the Company and to other persons approved by the Board of Directors. At December 31, 1999, there were 1,240,667 shares authorized for grants of options under the stock option plan. Stock option activity for 1997, 1998 and 1999 is presented below:

                                                              NUMBER OF OPTIONS     EXERCISE PRICE
                                                                 OUTSTANDING       WEIGHTED AVERAGE
                                                              -----------------    ----------------
Outstanding, April 30, 1997...............................              --              $   --
  Granted (note 6(e)).....................................         196,333                0.10
                                                                   -------              ------
Outstanding, December 31, 1997............................         196,333                0.10
  Granted.................................................          36,000               26.12
  Cancelled...............................................         (25,333)               0.10
                                                                   -------              ------
Outstanding, December 31, 1998............................         207,000                4.67
  Granted.................................................          27,000               31.23
  Cancelled...............................................          (4,166)               0.10
  Exercised...............................................         (34,598)               0.10
                                                                   -------              ------
Outstanding, December 31, 1999............................         195,236              $ 9.20
                                                                   =======              ======
Exercisable, December 31, 1999............................         175,236              $ 6.52
                                                                   =======              ======

     The options outstanding at December 31, 1999 expire from dates ranging to August 9, 2009.

     The following is a summary of stock options outstanding and exercisable at December 31, 1999.

                                                           OPTIONS OUTSTANDING      OPTIONS EXERCISABLE
                                                         -----------------------   ----------------------
                                                           WEIGHTED     WEIGHTED                 WEIGHTED
                                                           AVERAGE      AVERAGE                  AVERAGE
                                             NUMBER       REMAINING     EXERCISE     NUMBER      EXERCISE
RANGE OF EXERCISE PRICES                   OUTSTANDING   LIFE (YEARS)    PRICE     EXERCISABLE    PRICE
------------------------                   -----------   ------------   --------   -----------   --------
$0.10....................................    132,236         4.58        $ 0.10      132,236      $ 0.10
$26.12 -- $38.625........................     63,000         6.59        $28.31       43,000      $26.24

     With respect to the options granted in 1998 and 1999, the current market price did not exceed the exercise price, therefore, no compensation expense has been recorded.

(d) WARRANTS

                                                                 1999      1998
                                                                -------    ----
Warrants outstanding (note 6(h))............................    400,000    Nil
                                                                =======    ===

(e) EMPLOYEE EQUITY PARTICIPATION

     Substantially all the full-time employees at the time of the Reorganization who were not beneficial owners of the predecessor entities to the Company were granted an equity interest in the Company pursuant to
                                      2-13

                     RITCHIE BROS. AUCTIONEERS INCORPORATED
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
            YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997 (UNAUDITED)
                    AND EIGHT MONTHS ENDED DECEMBER 31, 1997
    (Tabular dollar amounts expressed in thousands of United States Dollars)

6.   SHARE CAPITAL -- (CONTINUED)
the Employee Equity Participation Program by means of issuances of common shares at a cash price of $0.10 per share or grants of stock options having an exercise price of $0.10 per share. During the year ended December 31, 1997, the Company issued 497,999 common shares and granted stock options to purchase 196,333 common shares under the Program. The shares issued and options granted have fully vested with the holders. The excess of the mid-point of the offering price range of the shares estimated at the time to be issued to the public of $15.00 over the issuance price of the shares or the exercise price of the options granted, as applicable in the circumstances, pursuant to the Program is considered to be compensatory for accounting purposes and has been recorded as employee equity participation expense in the accompanying consolidated financial statements.

(f) OFFERING

     In 1998, the Company filed a registration statement with the Securities and Exchange Commission in the United States pursuant to which the Company issued and sold 3,335,000 common shares (the "Offering"). For services provided in connection with the Offering, the Company paid the underwriters a per share commission.

(g) EMPLOYEE SHARE COMPENSATION

     During 1999, the Company issued 50,000 common shares to an employee. The transaction was recorded at the market value of the common shares on the issuance date of $26.88 per share. Compensation expense of $1,344,000 has been recorded for this issuance.

(h) ACQUISITION OF GOODWILL

     During 1999, the Company acquired intangible assets related to an auction business through the payment of $25 million cash and the issuance of 100,000 common shares and 400,000 warrants to acquire common shares of the Company. The warrants are fully vested and have an exercise price of $26.69 per share and expire on April 1, 2001. The shares have been valued using the market price of $30.55 per share and the warrants have been valued at $4,332,000 using an option pricing model.

7.   SEGMENTED INFORMATION

     The Company's principal business activities include the sale of consignment and self-owned equipment at auctions. This business represents a single operating segment.

                                      2-14

                     RITCHIE BROS. AUCTIONEERS INCORPORATED
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
            YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997 (UNAUDITED)
                    AND EIGHT MONTHS ENDED DECEMBER 31, 1997
    (Tabular dollar amounts expressed in thousands of United States Dollars)

7.   SEGMENTED INFORMATION -- (CONTINUED)
     Summarized information on the Company's activities generated by geographic segment are as follows:

                                                  UNITED STATES    CANADA      OTHER     COMBINED
                                                  -------------    -------    -------    --------
Year ended December 31, 1999
  Auction revenues..............................     $64,766       $17,110    $22,748    $104,624
  Capital assets and goodwill...................      94,662        17,463     30,101     142,226
Year ended December 31, 1998
  Auction revenues..............................      49,747        16,105     29,047      94,899
  Capital assets................................      31,529         9,203     20,592      61,324
Year ended December 31, 1997 (unaudited)
  Auction revenues..............................      44,615        16,095     24,299      85,009
  Capital assets................................      19,604         6,373      1,030      27,007
Eight months ended December 31, 1997
  Auction revenues..............................      32,254        13,664     14,116      60,034
  Capital assets................................      19,604         6,373      1,030      27,007

8.   INCOME TAXES

     Income tax expense differs from that determined by applying the United States statutory tax rate to the Company's results of operations as follows:

                                                                                             EIGHT
                                           YEAR ENDED      YEAR ENDED      YEAR ENDED     MONTHS ENDED
                                          DECEMBER 31,    DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                                              1999            1998            1997            1997
                                          ------------    ------------    ------------    ------------
                                                                          (UNAUDITED)
Statutory tax rate in the United
  States................................         39%             39%             39%             39%
                                            -------         -------         -------          ------
Expected income tax expense.............    $13,155         $15,017         $ 6,147          $2,687
Differences
  Different tax rates in non-U.S.
     jurisdictions......................     (1,289)         (2,028)           (831)           (247)
  Partnership income not taxed in
     Group..............................         --              --          (1,566)           (806)
  U.S. income taxed at lower graduated
     rates..............................         --              --            (397)           (128)
  Employee equity participation expense
     not tax deductible.................         --              --           2,894           2,894
  Other.................................       (414)            681           1,191              91
                                            -------         -------         -------          ------
  Actual income tax expense.............    $11,452         $13,670         $ 7,438          $4,491
                                            =======         =======         =======          ======

                                      2-15

                     RITCHIE BROS. AUCTIONEERS INCORPORATED
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
            YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997 (UNAUDITED)
                    AND EIGHT MONTHS ENDED DECEMBER 31, 1997
    (Tabular dollar amounts expressed in thousands of United States Dollars)

     If all partnership income for the period including the Reorganization had been taxed in the Group, income taxes would have been as follows:

                                                                                 EIGHT
                                                               YEAR ENDED     MONTHS ENDED
                                                              DECEMBER 31,    DECEMBER 31,
                                                                  1997            1997
                                                              ------------    ------------
                                                              (UNAUDITED)
Income taxes................................................     $9,004          $5,297
                                                                 ======          ======

     Future income tax assets and liabilities are as follows:

                                                              DECEMBER 31,    DECEMBER 31,
                                                                  1999            1998
                                                              ------------    ------------
Future income tax assets
  Tax deductible benefit of options granted.................     $  652          $  853
  Tax deductible financing costs incurred in the course of
     the Company's initial public offering in March 1998....      1,305           1,740
  Unused tax losses, expiring on December 31, 2005 and
     2006...................................................        543             324
  Accounts payable..........................................         20              25
                                                                 ------          ------
Total future income tax assets..............................      2,520           2,942
Future income tax liabilities arising from temporary
  differences between the tax basis of net assets and their
  carrying value
  Capital assets............................................       (441)           (475)
  Goodwill..................................................       (162)             --
                                                                 ------          ------
Total future income tax liabilities.........................       (603)           (475)
                                                                 ------          ------
                                                                 $1,917          $2,467
                                                                 ======          ======

9.   UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     The consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada which differ, in certain respects, from accounting practices generally accepted in the United States and from requirements promulgated by the Securities and Exchange Commission. Material measurement differences to these consolidated financial statements are as follows:

     Consolidated statements of net income per share

                                                                                             EIGHT
                                           YEAR ENDED      YEAR ENDED      YEAR ENDED     MONTHS ENDED
                                          DECEMBER 31,    DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                                              1999            1998            1997            1997
                                          ------------    ------------    ------------    ------------
                                                                  (UNAUDITED)
Net income per share in accordance with
  United States GAAP
  Basic.................................     $1.34           $1.56           $0.54           $0.08
  Diluted...............................      1.32            1.54            0.54            0.08
                                             =====           =====           =====           =====

                                      2-16

                     RITCHIE BROS. AUCTIONEERS INCORPORATED
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
            YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997 (UNAUDITED)
                    AND EIGHT MONTHS ENDED DECEMBER 31, 1997
    (Tabular dollar amounts expressed in thousands of United States Dollars)

9. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES -- (CONTINUED) Consolidated statements of comprehensive net income

                                                                                             EIGHT
                                           YEAR ENDED      YEAR ENDED      YEAR ENDED     MONTHS ENDED
                                          DECEMBER 31,    DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                                              1999            1998            1997            1997
                                          ------------    ------------    ------------    ------------
                                                                          (UNAUDITED)
Net income in accordance with Canadian
  GAAP..................................    $22,280         $24,834          $8,322          $2,398
Effect of differences in accounting for
  reorganization costs (note 9(i))......         --             (20)           (434)           (434)
Income tax effect from the
  reorganization (note 9(i))............         --              --            (919)           (919)
                                            -------         -------          ------          ------
Net income in accordance with United
  States GAAP...........................     22,280          24,814           6,969           1,045
Other comprehensive income (loss) (note
  9(ii))
Foreign currency translation
  adjustment............................       (791)           (210)           (417)             10
                                            -------         -------          ------          ------
Comprehensive net income in accordance
  with United States GAAP...............    $21,489         $24,604          $6,552          $1,055
                                            =======         =======          ======          ======

(i) REORGANIZATION COSTS

     In accordance with generally accepted accounting principles in Canada, costs incurred with respect to the Reorganization have been charged, net of tax, against equity. Under generally accepted accounting principles in the United States, such amounts are required to be charged against income. Such costs have only been incurred in the eight months ended December 31, 1997 and the years ended December 31, 1998 and 1997 (unaudited).

(ii) OTHER COMPREHENSIVE INCOME (LOSS)

     Comprehensive income (loss) includes the change in equity or net assets of the Company during the period from non-owner sources, including foreign exchange adjustments, and reflected as a separate component of shareholders' equity.

                                      2-17

                                 EXHIBIT NO. 3

                   CONSENT OF KPMG LLP, CHARTERED ACCOUNTANTS

To the Board of Directors
Ritchie Bros. Auctioneers Incorporated

Dear Sirs

We consent to the use of our report dated February 18, 2000, included in this annual report on Form 40-F.

We also consent to the incorporation by reference of such report in Registration Statements (No. 333-65533 and No. 333-71577) on Form S-8 of Ritchie Bros. Auctioneers Incorporated filed with the Securities and Exchange Commission.

/s/ KPMG LLP
---------------------------------------------------------
KPMG LLP
Chartered Accountants
Vancouver, Canada
March 24, 2000

                                       3-1